SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

24th May 2007

FINANCIAL YEAR 2006-07

RESULTS REFLECT THE SUCCESS OF OUR PROFITABLE GROWTH STRATEGY

➢	Revenues up 7.6% to 23.07 billion euros
➢	Operating income up 32.5% to 1.24 billon euros
➢	Further increase in adjusted operating margin[1] to 6.3% (+0.9 points)
➢	Return on capital employed of 6.5%, up 1.3 points
➢	Dividend of 48 euro cents (+60%)

FINANCIAL YEAR 2007-08: OBJECTIVE OF A FURTHER INCREASE IN OPERATING INCOME AND A 7% RETURN ON CAPITAL EMPLOYED

“This past year has demonstrated the benefits of our profitable growth strategy. We have taken advantage of global growth to develop our business in all major markets and increase our profitability through cost control while continuing to invest in our future”, said Chairman Jean-Cyril Spinetta during the Board of Directors meeting of May 23rd 2007 to approve the accounts for Financial Year 2006-07, adding: “This financial year also draws to a close the first phase in the merger of Air France and KLM which has resulted in significant value creation for both the group and its shareholders. Today marks the start of a new phase, which will see the deeper integration of the strategic functions of the group. This will enable us to further enhance our profitability, with a target return on capital employed of 8.5% by 2009-10.”

“Our strong fundamentals combined with our significant competitive advantages as well as the positive outlook for global growth and the commitment of our employees make me confident we can achieve this target. In this context, the Board will propose to the Annual Shareholders’ Meeting a dividend of 48 Euro cents in respect of financial year 2006-07, and favours, for the coming years the implementation of a solid dividend policy, subject to growth in net income excluding exceptional items.”

Consolidated figures

In € millions (except for per share data in €)	Fourth Quarter to 31st March			Full Year to 31st March
	2007	2006	Change	2007	2006	Change
Revenues	5,389	5,197	+3.7%	23,073	21,448	+7.6%
Operating income	9	(4)	ns	1,240	936	+32.5%
Pretax income of fully integrated companies	73	(71)	ns	1,119	1,200(1)	-6.8%
Net income, group share	43	7	ns	891	913 (2)	-2.4%
Net income, group share, excl. Amadeus capital gain	43	7	ns	891	494	+80.4%
Net earnings per share	0.16	0.03	ns	3.35	3.47	-3.5%
Net diluted earnings per share	0.15	0.03	ns	3.05	3.25	-6.1%
(1)	including pretax capital gain on Amadeus of 504 million euros
(2)	including net capital gain on Amadeus of 419 million euros

1 Operating income adjusted for the portion of operating leases corresponding to financial charges (34%)

Website: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analysts contact: Olivier Mougeot – +33 (0)1 41 56 72 59 – olmougeot@airfrance.fr

1/10

Fourth Quarter to 31st March 2007 in the black

Revenues rose 3.7%, after a 2.2% negative currency effect, to 5.39 billion euros, for production measured in EASK (equivalent available seat kilometers) up by 2.1%. Unit revenue per EASK was up 2.8% and by 5.1% excluding the currency effect. Operating costs rose by 3.4%, and by 1.3% excluding fuel costs. Unit costs per EASK rose 2.7%, and by 1% on a constant currency and fuel price basis.

The main changes in operating costs were as follows:

-

The fuel bill rose 14.1% to 994 million euros (871 million euros at 31st March 2006) reflecting a 1% increase in volume, a rise in fuel prices after hedging of 22% and a favourable currency effect of 8%.

-

Employee costs rose by 5.4% to 1.71 billion euros, again mainly due to the impact of the increase in social security charges linked to Air France’s first year of contributions to the general unemployment insurance scheme.

Operating income amounted to 9 million euros versus a loss of 4 million euros at 31st March 2006. The contribution to operating income of the passenger and maintenance activities was a positive 31 million and 3 million euros respectively, unlike the fourth quarter of 2005-06 where they both recorded a loss. Cargo had a difficult quarter, which led to a negative contribution of 22 million euros, versus a positive contribution of 23 million euros a year earlier. The other activities recorded the same level of contribution of -3 million euros.

Net interest charges continued to fall, from 53 million euros at 31st March 2006 to 29 million euros at 31st March 2007. Other financial income and charges this quarter included gains on derivative instruments amounting to 85 million euros. As a result, pre-tax income of fully integrated companies stood at 73 million euros, versus a loss of 71 million at 31st March 2006.

Net income, group share, therefore amounted to 43 million euros against 7 million euros at 31st March 2006.

Full Year 2006-07: 32.5% rise in operating income to 1.24 billion euros

Revenues rose by 7.6%, after a negative currency impact of 0.8%, to 23.07 billion euros for production measured in EASK (equivalent available seat kilometers) up 3.8%. Unit revenue per EASK rose 3.9%, and by 4.7% excluding the currency impact. Operating charges rose 6.4% to 21.83 billion euros. The increase was 3.8% excluding fuel costs. Unit cost per EASK rose by 2.8% and was flat on a constant currency and jet fuel price basis (- 0.2%).

The main changes in operating charges were as follows:

-

The fuel bill amounted to 4.26 billion euros versus 3.59 billion euros at 31st March 2006, (+18.7%) reflecting a 2% rise in volumes, a 20% rise in the fuel price after hedging and a favourable currency impact of 3%.

-

Employee costs rose 5.2% to 6.69 billion euros, with a stable headcount of 103,050. Some 50% of this increase was due to social security charges which rose by 12.8% year-on-year (due to the impact of the change in the unemployment insurance scheme at Air France).

Operating income was up 32.5% to 1.24 billion euros versus 936 million euros at 31st March 2006. The adjusted operating margin1 gained 0.9 points to 6.3%.

Excluding the exceptional Amadeus operation, (504 million euros pre-tax in financial year 2005-06), income from operating activities increased by 29.5% to 1.23 billion euros.

1 Operating income adjusted for the portion of operating leases corresponding to financial charges (34%)

2/10

Net financial charges fell 37.5% to 140 million euros versus 224 million euros at 31st March 2006 mainly due to much higher financial income generated by the management of our cash and the decrease in debt.

Pre-tax income of fully integrated companies amounted to 1.12 billion euros. After a tax charge of 248 million euros and a contribution from associates of 17 million euros (versus -23 million euros at 31st March 2006), net income group share amounted to 891 million euros against 913 million euros a year earlier. Excluding the Amadeus operation, it would have risen by 80% on the previous year.

Net earnings per share stood at 3.35 euros against 3.47 euros at 31st March 2006. Net diluted earnings per share was 3.05 euros against 3.25 euros at 31st March 2006.

Information by activity

Passenger activity

Passenger activity was dynamic during the course of the year with traffic up by 5.4% for a 4.4% increase in capacity. The load factor reached a high level of 81.4%, up 0.6 points. The group carried 73.5 million passengers, a rise of 5%, and generated revenues of 18.37 billion euros (+8.4%). Operating income rose by 55.5% to 1.07 billion euros.

	Full Year to 31st March
	2007	2006	Change
Total passenger revenues (€ m)	18,366	16,942	+8.4%
Revenues from scheduled passenger business (€m)	17,341	15,902	+9.0%
Unit revenue per RPK(€ cts)	8.69	8.40	+3.4%
Unit revenue per ASK (€ cts)	7.08	6.78	+4.4%
Unit cost per ASK (€ cts)	6.57	6.40	+2.6%
Operating income (€m)	1,067	686	+55.5%

On a constant currency basis, unit revenue per RPK and unit revenue per ASK rose by 4.1% and 5.1% respectively. Unit cost per available seat kilometer was stable on a constant currency and fuel price basis.

Cargo activity

The year was marked by a reversal in trend during the Summer. Competition increased, both from other air carriers and from shipping, while the strong euro weighed on European exports, especially to Asia. The group took measures to adapt capacity accordingly. At 31st March 2007 capacity was up by just 0.6%, against traffic up by 1.4% leading to a 0.6 improvement in the load factor to 66.6%. The group carried 1.5 million tonnes (+2.1%) and generated revenues of 2.91 billion euros (+0.9%). Nevertheless, given the weak level of unit revenue and the impact of the fuel bill, operating income amounted to 62 million euros compared with 166 million euros at 31st March 2006.

	Full year to 31st March
	2007	2006	Change
Total cargo business revenues (€m)	2,908	2,882	+0.9%
Revenues from the transportation of cargo (€m)	2,691	2,673	+0.7%
Unit revenue per RTK (€ cts)	24.49	24.68	-0.7%
Unit revenue per ATK (€ cts)	16.32	16.30	+0.1%
Unit cost per ATK (€ cts)	15.84	15.17	+4.4%
Operating income (€m)	62	166	-62.7%

On a constant currency basis, unit revenue per tonne kilometer (RRTK) rose 0.9% and unit revenue per available tonne kilometer (RATK) by 1.8%. Unit cost per ATK rose by 0.6% on a constant currency and fuel price basis.

3/10

Maintenance activity

Third party maintenance revenues amounted to 977 million euros, against 896 million euros at 31st March 2006. Operating income stood at 44 million euros at 31st March 2007, against 54 million euros in the previous year.

Other activities

The main businesses in this segment are transavia.com and third party catering activities. Revenues from these businesses amounted to 821 million euros, up 12.8%, of which transavia.com accounted for 584 million euros (+14%) and catering for 187 million euros (+28.5%). Operating income of other activities more than doubled to 67 million euros against 30 million euros at 31st March 2006, of which 34.6 million euros for transavia.com and 15.6 million euros for the catering activity.

Financial position: free cash flow of 632 million euros

Tangible and intangible investments by the Air France-KLM group amounted to 2.38 billion euros, compared with 2.54 billion euros at 31st March 2006. They were financed by operating cash flow of 2.85 billion euros. Proceeds from asset disposals amounted to 160 million euros against 227 million euros at 31st March 2006. Free cash flow stood at 632 million euros at 31st March 2007, against 339 million euros a year earlier to which were added 817 million euros in cash from the Amadeus operation.

The group’s cash position stood at 3.9 billion euros, up by 200 million euros. In addition, the group still has 1.7 billion euros in available credit facilities.

The balance sheet was further reinforced during the year with a 789 million euro reduction in net debt to 3.59 billion euros and shareholders’ funds of 8.41 billion euros. The gearing ratio therefore declined from 0.56 at 31st March 2006 to 0.43 at 31st March 2007.

Financial Year 2007-08

For the current year, the Air France-KLM group is targeting a capacity increase of the order of 5%. Our other assumptions include a slight rise in unit revenue (excluding the currency impact) and a euro/dollar exchange rate of 1.35. The fuel bill is estimated at 4.6 billion euros, based on a jet fuel price of 700 dollars per tonne, an increase of 340 million euros. The new cost-savings programme, “Challenge 10”, should generate savings of 560 million euros during the year.

The first quarter will be affected by negative calendar effects in May. However, activity both in terms of traffic and advance bookings is in line with expectations. Assuming current market conditions are maintained, the group’s objective for this year is to generate a further improvement in operating income and a return on capital employed of 7% - two years ahead of our initial plan schedule, reflecting the next phase of our value creation.

Shareholders and share capital

A dividend of 48 euro cents will be proposed at the forthcoming Annual Shareholders’ Meeting, a rise of 60% on the previous year. The dividend will be distributed on 18th July 2007.

At the end of March 2007, the exercise of 14.5 million warrants issued at the time of the exchange of KLM shares led to the creation 9.9 million new shares. As a result, the number of shares in issue now stands at 279,365,707.

4/10

Agenda

Thursday 24th May:

Presentation of the Full Year results at 3.00 pm (CET) at Pavillon Gabriel

5, avenue Gabriel – 75008 Paris

➢	audio-web conference at 3:00 pm (CET)
to connect to the conference call, please dial:

-	UK 00 44 207 162 0125 (password: AKH)
-	US 1 334 323 6203 (password: AKH)

➢	to see the presentation, go to the following website:
http://airfranceklm.viewontv.com (password: AKHFY)

➢	for instant replay, please dial:

-	UK 00 44 207 031 4064 (code: 747859)
-	US 1 954 334 0342 (code: 747859)

Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements. which include. but are not limited to. statements concerning the financial condition. results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks. uncertainties and other factors. many of which are outside of Air France-KLM’s control and are difficult to predict. that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including. among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers. suppliers and strategic partners; increases in aircraft fuel prices; and other economic. business. competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings. including its Annual Reports on Form 20-F for the year ended March 31, 2006. Air France-KLM undertakes no obligation to update or revise any forward-looking statement. whether as a result of new information. future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

5/10

FLEET AS OF 31 MARCH 2007

AIR FRANCE FLEET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07
B747-400	8	9	1		7	7	16	16	16	15
B747-300/200	6	4					6	4	4
B777-200/300	19	25	4	4	15	15	38	44	37	44
A340-300	10	10	3	3	7	6	20	19	20	19
A330-200	6	6	1	1	9	9	16	16	16	16
Long-haul fleet	49	54	9	8	38	37	96	99	93	94
B747-400	2	2			3	4	5	6	5	6
B747-200	5	6	1		1	1	7	7	7	7
Cargo	7	8	1		4	5	12	13	12	13
A321	11	11			2	3	13	14	13	14
A320	49	52	3		16	16	68	68	66	68
A319	20	19	4	4	21	22	45	45	44	45
A318	12	18					12	18	12	18
B737-500	3	2			9	2	12	4	11	4
Medium-haul fleet	95	102	7	4	48	43	150	149	146	149
Total Air France fleet	151	164	17	12	90	85	258	261	251	256

REGIONAL FLEET

BRIT AIR

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07
Canadair Jet 100	2	2	11	11	6	5	19	18	19	18
Canadair Jet 700	2	3	10	9			12	12	12	12
F100-100	5	5			8	8	13	13	13	13
Total	9	10	21	20	14	13	44	43	44	43

CITY JET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07
BAE146-200/300*	5	5	1	1	13	14	19	20	19	20
AVRO RJ 85		13				1		14		3
Total	5	18	1	1	13	15	19	34	19	23
* including 2 aircraft sub-leased by KLM U.K. to CityJet

REGIONAL

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07
BEECH 1900-D	3	3	1	1	1	1	5	5
EMB190						2		2		2
EMB145-EP/MP	2	2	17	17	9	9	28	28	28	28
EMB135-ER	2	2	3	3	4	4	9	9	9	9
EMB120-ER	8	8	1		2		11	8	9	8
F100-100	1	4	1		7	6	9	10	9	9
F70-70			5	5			5	5	5	5
SAAB 2000					5		5		5
Total	16	19	28	26	28	22	72	67	65	61

Total Regional fleet	30	47	50	47	55	50	135	144	128	127

TOTAL Air France Group	181	211	67	59	145	135	393	405	379	383

6/10

FLEET AS OF 31 MARCH 2007

KLM AND TRANSAVIA FLEET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07
B747-400	6	11	16	11			22	22	22	22
B777-200			5	6	6	8	11	14	11	14
MD11		2	8	6	2	2	10	10	10	10
A330-200			3	6		2	3	8	3	8
B767-300					8	1	8	1	8
Long-haul fleet	6	13	32	29	16	13	54	55	54	54
B747-400			3	3			3	3	3	3
Cargo			3	3			3	3	3	3
B737-900			2	2	3	3	5	5	5	5
B737-800	3	6	23	20	4	6	30	32	30	32
B737-700			5	5	5	5	10	10	10	10
B737-400	6	6			7	7	13	13	13	13
B737-300	6	6	1	1	7	7	14	14	14	14
Medium-haul fleet	15	18	31	28	26	28	72	74	72	74
Total KLM fleet	21	31	66	60	42	41	129	132	129	131

REGIONAL FLEET

KLM Cityhopper

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07
F70	18	18	3	3			21	21	21	21
F50	2	6	4		2	2	8	8	8	8
Total KLM Cityhopper fleet	20	24	7	3	2	2	29	29	29	29

KLM Cityhopper UK

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07
F100	7	9	11	11			18	20	18	20
F50					6	6	6	6	6	6
Total KLM Cityhopper UK fleet	7	9	11	11	6	6	24	26	24	26

Total Regional fleet	27	33	18	14	8	8	53	55	53	55

TOTAL KLM Group	48	64	84	74	50	49	182	187	182	186

	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07	3/31/06	3/31/07
TOTAL Air France-KLM Group	229	275	151	133	195	184	575	592	561	569

7/10

AIR FRANCE KLM GROUP

INCOME STATEMENT

in millions of euros	4th quarter (January to March)			Full year (April to March)
	2006-07	2005-06	variation	2006-07	2005-06	variation

SALES	5 389	5 197	3.7%	23 073	21 448	7.6%
Other revenues	1	-	na	4	4	na

EXTERNAL EXPENSES	(3 163)	(3 088)	2.4%	(13 100)	(12 127)	8.0%
Aircraft fuel	(994)	(871)	14.1%	(4 258)	(3 588)	18.7%
Chartering costs	(155)	(156)	-0.6%	(646)	(605)	6.8%
Aircraft operating lease costs	(147)	(161)	-8.7%	(600)	(637)	-5.8%
Landing fees and en route charges	(399)	(389)	2.6%	(1 705)	(1 610)	5.9%
Catering	(100)	(98)	2.0%	(419)	(405)	3.5%
Handling charges and other operating costs	(280)	(299)	-6.4%	(1 232)	(1 203)	2.4%
Aircraft maintenance costs	(233)	(245)	-4.9%	(894)	(777)	15.1%
Commercial and distribution costs	(288)	(305)	-5.6%	(1 201)	(1 232)	-2.5%
Other external expenses	(567)	(564)	0.5%	(2 145)	(2 070)	3.6%

Salaries & related costs	(1 711)	(1 625)	5.3%	(6 689)	(6 357)	5.2%
Taxes other than income tax	(63)	(60)	5.0%	(263)	(228)	15.4%
Charge to depreciation/amortization, net	(466)	(424)	9.9%	(1 782)	(1 656)	7.6%
Charge to operating provisions, net	16	10	60.0%	(8)	(72)	-88.9%
Other income and charges, net	6	(14)	na	5	(76)	na
OPERATING INCOME	9	(4)	na	1 240	936	32.5%

Gain on disposal of flight equipment, net	4	1	na	13	2	na
Restructuring costs	(35)	1	na	(36)	(1)	na
Other non-current income and expenses, net	40	(11)	na	16	518	na
INCOME FROM OPERATING ACTIVITIES	18	(13)	na	1 233	1 455	-15.3%

Gross cost of financial debt	(122)	(103)	18.4%	(407)	(392)	3.8%
Income from cash & cash equivalent	93	50	86.0%	267	168	58.9%
Net cost of financial debt	(29)	(53)	-45.3%	(140)	(224)	-37.5%

Foreign exchange gains (losses), net	(8)	15	na	(3)	(13)	na
Change in fair value of financial assets and liabilities	88	2	na	43	6	na
Other financial income and expenses	4	(22)	na	(15)	(24)	na
PRE-TAX INCOME OF CONSOLIDATED COMPANIES	73	(71)	na	1 118	1 200	-6.8%

Income tax	(21)	72	na	(248)	(256)	-3.1%
NET INCOME OF CONSOLIDATED COMPANIES	52	1	na	870	944	-7.8%

Share of profits (losses) of associates	(7)	-	na	17	(23)	na
NET INCOME FROM CONTINUING OPERATIONS	45	1	na	887	921	-3.7%

Net income from discontinued operations	-	-		-	-
INCOME BEFORE MINORITY INTERESTS	45	1	na	887	921	-3.7%

Minority interests	(2)	6	na	4	(8)	na
NET INCOME - GROUP SHARE	43	7	na	891	913	-2.4%

8/10

CONSOLIDATED BALANCE SHEET

	in millions of euros
ASSETS	March 31th 2007	March 31th 2006
Goodwill	204	208
Intangible assets	424	428
Flight equipment	11,551	11,017
Other property, plant and equipment	2,007	1,955
Investments in equity associates	228	204
Pension assets	2,097	1,903
Other financial assets (1)	1,095	1,182
Deferred tax assets	26	7
Other non current assets	604	1,082
Total non-current assets	18,236	17,986
Other short term financial assets (2)	689	932
Inventories	360	340
Account receivables	2,610	2,518
Income tax receivables	7	1
Other current assets	1,271	1,756
Cash and cash equivalents	3,497	2,946
Total current assets	8,434	8,493
Total assets	26,670	26,479

(1) of which €835 million of deposits related to financial leases as of March 31, 2007 (€895 million as of March 31, 2006)

(2) of which €631 million of deposits related to financial leases and investments between 3 months and 1 year as of March 31, 2007 (€889 million as of March 31, 2006)

LIABILITIES AND EQUITY	March 31th 2007	March 31th 2006

Issued Capital	2,375	2,290
Additional paid-in capital	539	430
Treasury shares	(30)	(58)
Reserves and retained earnings	5,415	5,072
Equity attributable to equity holders of Air France KLM SA	8,299	7,734
Minority interests	113	119
Total Equity	8,412	7,853
Provisions and retirement benefits	1,387	1,453
Long-term debt	7,419	7,826
Deferred tax	891	839
Other non-current liabilities	401	417
Total non-current liabilities	10,098	10,535
Provisions	225	192
Short term portion of long-term debt	1,098	1,260
Trade payables	2,131	2,039
Deferred revenue on ticket sales	2,217	2,062
Current tax liabilities	21	167
Other current liabilities	2,335	2,269
Bank overdrafts	133	102
Total current liabilities	8,160	8,091
Total liabilities	18,258	18,626
Total liabilities and equity	26,670	26,479

9/10

STATEMENT OF CONSOLIDATED CASH FLOW

in millions of euros
Full year (April to March)	2007	2006

Income for the period	887	921

Amortization, depreciation and operating provisions	1,790	1,728

Financial provisions	10	24

Gain on disposals of tangible and intangible assets	(44)	(46)

Gain on disposals of subsidiaries and associates	(1)	(2)

Gain on Amadeus GTD transaction	(16)	(504)

Derivatives	(43)	(6)

Unrealized foreign exchange gains and losses, net	(5)	8

Negative goodwill	-	(5)

Share of profits (losses) of associates	(17)	23

Deferred taxes	244	98

Other non-monetary items	(112)	(182)
Subtotal	2,693	2,057

(Increase) / decrease in inventories	(20)	(18)

(Increase) / decrease in trade receivables	(184)	(215)

Increase / (decrease) in trade payables	228	96

Change in other receivables and payables	133	736
Net cash flow from operating activities	2,850	2,656

Acquisitions of subsidiaries and investments in associates, net of cash acquired	(25)	(58)

Purchase of property plant and equipment and intangible assets	(2,378)	(2,544)

Proceeds on disposal of subsidiaries and investments in associates	43	35

Proceeds on Amadeus GTD transaction	-	817

Proceeds on disposal of property plant and equipment and intangible assets	160	227

Dividends received	6	10

Decrease (increase) in investments, net between 3 months and 1 year	331	(294)
Net cash flow from investing activities	(1,863)	(1,807)

Issuance of long-term debt	1,240	1,410

Repayments on long term debt	(714)	(523)

Payment of debt resulting from finance lease liabilities	(866)	(580)

Increase in loans	(89)	(155)

Decrease in loans	52	97

Dividends paid	(88)	(41)

Net cash flow from financing activities	(465)	208

Effect of exchange rate on cash and cash equivalents	(2)	2

Change in cash and cash equivalents	520	1,059
Cash and cash equivalents at beginning of period	2,844	1,785

Cash and cash equivalents at end of period	3,364	2,844

10/10

Air France-KLM Group

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2007

Air France-KLM Group

CONSOLIDATED INCOME STATEMENTS

In € millions Period from April 1 to March 31,	Notes	2007	2006	2005

Sales	5	23 073	21 448	18 978
Other revenues		4	4	5

Revenues		23 077	21 452	18 983

External expenses	6	(13 100)	(12 127)	(10 629)
Salaries and related costs	7	(6 689)	(6 357)	(5 994)
Taxes other than income taxes		(263)	(228)	(225)
Amortization and depreciation	8	(1 782)	(1 656)	(1 561)
Provisions	8	(8)	(72)	(28)
Other income and expenses	9	5	(76)	4

Income from current operations		1 240	936	550

Sales of aircraft equipment	10	13	2	19
Negative goodwill	4	-	5	1 354
Other non-current income and expenses	10	(20)	512	4

Income from operating activities		1 233	1 455	1 927

Cost of financial debt		(407)	(392)	(347)
Income from cash and cash equivalents		267	168	125
Net cost of financial debt	11	(140)	(224)	(222)

Other financial income and expenses	11	25	(31)	(8)

Income before tax		1 118	1 200	1 697

Income taxes	12	(248)	(256)	(133)

Net income of consolidated companies		870	944	1 564

Share of profits (losses) of associates	20	17	(23)	73

Net income from continuing operations		887	921	1 637

Net income from discontinued operations	13.1	-	-	59

Net income for the period		887	921	1 696
- Group		891	913	1 710
- Minority interest		(4)	8	(14)

Earnings per share – Group (in euros)	14.1
- basic		3.35	3.47	6.61
- diluted		3.05	3.25	6.60

Earnings per share from continuing operations (in euros)	14.2
- basic		3.33	3.50	6.33
- diluted		3.03	3.28	6.32

The accompanying notes are an integral part of these consolidated financial statements.

Air France-KLM Group

CONSOLIDATED BALANCE SHEETS

Assets In € millions	Notes	March 31, 2007	March 31, 2006	March 31, 2005

Goodwill	15	204	208	205

Intangible assets	16	424	428	437

Flight equipment	18	11 551	11 017	10 394

Other property, plant and equipment	18	2 007	1 955	1 895

Investments in equity associates	20	228	204	577

Pension assets	21	2 097	1 903	1 767

Other financial assets (which includes € 835 million of deposits related to financial leases as of March 31, 2007, € 895 million as of March 31, 2006 and € 875 million as of March 31, 2005)	22	1 095	1 182	1 113

Deferred tax assets	12.5	26	7	140

Other non-current assets	25	604	1 082	336

Total non current assets		18 236	17 986	16 864

Other short term financial assets (which includes € 631 million of deposits related to financial leases and investments between 3 months and 1 year as of March 31, 2007, € 889 million as of March 31, 2006, € 632 million as of March 31, 2005)	22	689	932	654

Inventories	23	360	340	382

Trade accounts receivable	24	2 610	2 518	2 272

Income tax receivables		7	1	6

Other current assets	25	1 271	1 756	969

Cash and cash equivalents	26	3 497	2 946	2 047

Total current assets		8 434	8 493	6 330
Total assets		26 670	26 479	23 194

The accompanying notes are an integral part of these consolidated financial statements.

Air France-KLM Group

CONSOLIDATED BALANCE SHEETS (continued)

Liabilities and equity In € millions	Notes	March 31, 2007	March 31, 2006	March 31, 2005

Issued capital	27.1	2 375	2 290	2 290

Additional paid-in capital	27.2	539	430	384

Treasury shares	27.3	(30)	(58)	(19)

Reserves and retained earnings	27.4	5 415	5 072	3 254

Equity attributable to equity holders of Air France-KLM		8 299	7 734	5 909

Minority interest		113	119	111

Total Equity		8 412	7 853	6 020

Provisions and retirement benefits	29	1 387	1 453	1 516

Long-term debt	30	7 419	7 826	7 889

Deferred tax	12.5	891	839	313

Other non-current liabilities	31	401	417	481

Total non-current liabilities		10 098	10 535	10 199

Provisions	29	225	192	124

Current portion of long-term debt	30	1 098	1 260	1 044

Trade accounts payable		2 131	2 039	1 901

Deferred revenue on ticket sales		2 217	2 062	1 656

Current tax liabilities		21	167	8

Other current liabilities	31	2 335	2 269	1 980

Bank overdrafts	26	133	102	262

Total current liabilities		8 160	8 091	6 975
Total liabilities		18 258	18 626	17 174
Total liabilities and equity		26 670	26 479	23 194

The accompanying notes are an integral part of these consolidated financial statements.

Air France-KLM Group

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

In € millions

	Number of shares	Issued capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Equity attributable to holders of Air France-KLM	Minority interests	Total equity
April 1, 2004	219 780 887	1 868	261	(18)	1 268	3 379	87	3 466
Currency translation adjustment	-	-	-	-	3	3	(1)	2
Net income for the year	-	-	-	-	1 710	1 710	(14)	1 696
Total of income and expenses recognized	-	-	-	-	1 713	1 713	(15)	1 698
Issuance of share capital	49 602 631	422	346	-	-	768	-	768
Contribution of assets	-	-	(206)	-	206	-	-	-
Cost of exchange offer	-	-	(17)	-	-	(17)	-	(17)
Share purchase plan (« Offre Réservée aux Salariés : ORS »)	-	-	-	-	69	69	-	69
Stock options	-	-	-	-	6	6	-	6
Dividends paid	-	-	-	-	(17)	(17)	(1)	(18)
Treasury shares	-	-	-	(1)	9	8	-	8
Change in the scope of consolidation	-	-	-	-	-	-	40	40
March 31, 2005	269 383 518	2 290	384	(19)	3 254	5 909	111	6 020
Fair value adjustment on available for sale securities	-	-	-	-	(4)	(4)	-	(4)
Gain / (loss) on cash flow hedges	-	-	-	-	1 055	1 055	4	1 059
Currency translation adjustment	-	-	-	-	4	4	-	4
Net income for the year	-	-	-	-	913	913	8	921
Total of income and expenses recognized	-	-	-	-	1 968	1 968	12	1 980
Stock based compensation (ESA)	-	-	-	-	(80)	(80)	-	(80)
Stock component of convertible bonds (Oceane)	-	-	46	-	-	46	-	46
Dividends paid	-	-	-	-	(40)	(40)	(1)	(41)
Treasury shares (note 27.3)	-	-	-	(39)	-	(39)	-	(39)
Change in the scope of consolidation	-	-	-	-	-	-	(3)	(3)
Other	-	-	-	-	(30)	(30)	-	(30)
March 31, 2006	269 383 518	2 290	430	(58)	5 072	7 734	119	7 853
Fair value adjustment on available for sale securities	-	-	-	-	-	-
Gain / (loss) on cash flow hedges	-	-	-	-	(501)	(501)	(1)	(502)
Currency translation adjustment	-	-	-	-	(2)	(2)	(1)	(3)
Net income for the year	-	-	-	-	891	891	(4)	887

Air France-KLM Group

	Number of shares	Issued capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Equity attributable to holders of Air France-KLM	Minority interests	Total equity
Total of income and expenses recognized	-	-	-	-	388	388	(6)	382
Stock based compensation (ESA)	-	-	-	-	33	33	-	33
Issuance of share capital	9 982 189	85	109	-	-	194	-	194
Dividends paid	-	-	-	-	(80)	(80)	(8)	(88)
Treasury shares (note 27.3)	-	-	-	28	-	28	-	28
Change in consolidation	-	-	-	-	-	-	8	8
Other	-	-	-	-	2	2	-	2
March 31, 2007	279 365 707	2 375	539	(30)	5 415	8 299	113	8 412

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSES

In € millions	March 31, 2007	March 31, 2006	March 31, 2005
Fair value adjustment on available for sale securities
Impact of the first application of IAS 32 and IAS 39 recorded in equity	-	(3)	-
Valuation gains / (losses) taken to equity	-	(1)	-
Transferred to profit or loss on sale	-	-	-

Cash flow hedges
Impact of the first application of IAS 32 and IAS 39 recorded in equity	-	1 168	-
Gains / (losses) taken to equity	(1 535)	428	-
Transferred to profit or loss on sale	771	-	-

Currency translation adjustment	(2)	4	3

Tax on items taken directly to or transferred from equity
Impact of the first application of IAS 32 and IAS 39 recorded in equity	-	(397)	-
Gains / (losses) taken to equity	263	(144)	-

Air France-KLM Group

In € millions	March 31, 2007	March 31, 2006	March 31, 2005
Income and expenses directly recognized in equity	(503)	1 055	3

Net income for the period – Group	891	913	1 710

Income and expenses directly recognized in equity for the period – Group	388	1 968	1 713

Income and expenses directly recognized in equity – Minority interest	(6)	12	(15)

Total recognized income and expenses for the period	382	1 980	1 698

The accompanying notes are an integral part of these consolidated financial statements.

Air France-KLM Group

CONSOLIDATED STATEMENTS OF CASH FLOWS

In € millions Period from April 1 to March 31,	Notes	2007	2006	2005
Net income for the period – Group		891	913	1 710

Minority interests		(4)	8	(14)

Amortization, depreciation and operating provisions	8	1 790	1 728	1 589

Financial provisions	11	10	24	6

Gain on disposals of tangible and intangible assets		(44)	(46)	(19)

Loss / (gain) on disposals of subsidiaries and associates		(1)	(2)	(66)

Gain on Amadeus GTD transaction	20	(16)	(504)	-

Derivatives – non monetary result	11	(43)	(6)	-

Unrealized foreign exchange gains and losses, net		(5)	8	4

Negative goodwill	4	-	(5)	(1 354)

Share of (profits) losses of associates	20	(17)	23	(73)

Deferred taxes	12	244	98	139

Other non-monetary items		(112)	(182)	(143)
Subtotal		2 693	2 057	1 779

(Increase) / decrease in inventories		(20)	(18)	(16)

(Increase) / decrease in trade receivables		(184)	(215)	42

Increase / (decrease) in trade payables		228	96	313

Change in other receivables and payables		133	736	(127)
Net cash flow from operating activities		2 850	2 656	1 991
Acquisitions of subsidiaries and investments in associates, net of cash acquired	37	(25)	(58)	506

Purchase of property, plant and equipment and intangible assets	19	(2 378)	(2 544)	(2 131)

Proceeds on disposal of subsidiaries and investments in associates	37	43	35	109

Proceeds on Amadeus GTD transaction	20	-	817	-

Proceeds on disposal of property, plant and equipment and intangible assets		160	227	157

Dividends received		6	10	25

Decrease (increase) in investments, net between 3 months and 1 year		331	(294)	116
Net cash used in investing activities		(1 863)	(1 807)	(1 218)

Issuance of long-term debt		1 240	1 410	858

Repayments on long-term debt		(714)	(523)	(288)

Payment of debt resulting from finance lease liabilities		(866)	(580)	(381)

Proceeds from new loans		(89)	(155)	(101)

Repayments on loans		52	97	22

Dividends paid		(88)	(41)	(24)

Decrease in equity		-	-	(33)
Net cash flow from financing activities		(465)	208	53
Effect of exchange rate on cash and cash equivalents		(2)	2	(5)
Change in cash and cash equivalents and bank overdrafts		520	1 059	821
Cash and cash equivalents and bank overdrafts at beginning of period		2 844	1 785	964
Cash and cash equivalents and bank overdrafts at end of period	26	3 364	2 844	1 785
Income tax paid (flow included in operating activities)		(309)	(4)	22
Interest paid (flow included in operating activities)		(451)	(364)	(312)
Interest received (flow included in operating activities)		299	154	123

The accompanying notes are an integral part of these consolidated financial statements.

Air France-KLM Group

NOTES TO THE CONSOLIDATED FINANCIAL

STATEMENTS

Air France-KLM Group

1. BUSINESS DESCRIPTION

As used herein, the term “Air France–KLM” refers to Air France-KLM, a holding company organized under French Law. The term “Group” concerns Air France - KLM together with its consolidated subsidiaries.

The Group is headquartered in France and is one of the largest airlines in the world. The Group’s core business is passenger transportation. The Group’s activities also include cargo, aeronautics maintenance and other air-transport related activities, including principally catering and charter services.

The limited company Air France-KLM SA, domiciled 2 rue Robert Esnault-Pelterie 75007 Paris – France, is the parent company of the Air France-KLM group. Air France-KLM is listed for trading in Paris (Euronext), Amsterdam (Euronext) and New-York (NYSE).

The Group’s functional currency is the euro.

2. SIGNIFICANT EVENTS OF THE YEAR

On March 22, 2007, the Council of the European Union transport ministers approved the air transport agreement of March 2, 2007 between the European Union and the United States of America. Beginning April 1, 2008, European and American airlines will have access to all the markets between the European Union and the United States.

3. ACCOUNTING POLICIES

3.1.	Accounting principles

Pursuant to the European Regulation 1606/2002 of July 19, 2002, the Group adopted International Financial Reporting Standards (“IFRS”) as adopted by the European Commission (“EU”) for use in the European Union for the first time in its consolidated financial statements for the year ended March 31, 2006, which includes comparative financial statements for the year ended March 31, 2005.

IFRS as adopted by the EU differ in certain respects from IFRS as published by the International Accounting Standards Board (“IASB”). The Group has, however, determined that the financial information for the periods presented would not differ substantially had the Group applied IFRS as published by the IASB.

IFRS 1, “First-time adoption of International Financial Reporting Standards”, which in particular describes the specific rules for a first-time adopter, was applied based on the standards and related interpretations effective at the reporting date of its first annual IFRS consolidated financial statements (i.e. March 31, 2006) and since the date of transition to IFRS (i.e. April 1, 2004) as well as throughout all periods presented.

The consolidated financial statements were approved by the Board of Directors on May 23, 2007.

In accordance with the option offered by IAS 32, “Financial Instruments: Disclosure and Presentation” and IAS 39, “Financial Instruments: Recognition and Measurement” relating to financial instruments, such standards were applied effective April 1, 2005.

In addition, the Group opted for the early adoption of IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations” for its fiscal period beginning April 1, 2004.

3.2.	Use of estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and the disclosures

Air France-KLM Group

of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses. The significant areas of estimations are described in the following notes:

•	Note 3.6 – Revenue recognition related to deferred revenue on ticket sales,
•	Notes 3.13 and 3.12 – Tangible and intangible assets,
•	Note 3.10 – Financial assets,
•	Note 3.21 – Deferred tax assets
•	Note 3.7 – Flying Blue frequent flyer program
•	Notes 3.17, 3.18 and 3.19 – Provisions

The Group’s management makes these estimates and assessments continuously on the basis of its past experience and various other factors considered to be reasonable.

Actual results could differ from these estimates depending on changes in the assumptions used or different conditions.

3.3.	Consolidation principles

3.3.1 Subsidiaries

Companies in which the Group exercises exclusive control are fully consolidated. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date the control ceases.

Minority interests are presented within equity and on the income statement separately from Group stockholders’ equity and the Group’s net income.

3.3.2. Interest in associates and joint ventures

Companies in which the Group has the ability to exercise significant influence on financial and operating policy decisions are accounted for using the equity method; the ability to exercise significant influence is presumed to exist when the Group holds more than 20% of the voting rights.

In addition, companies in which the Group exercises joint control related to a contractual agreement are accounted for using the equity method.

The consolidated financial statements include the Group’s share of the total recognized gains and losses of associates and joint ventures from the date that significant influence starts until the date that significant influence ceases, adjusted for any impairment loss. Adjustments to the carrying amount may also be necessary for changes in the investor’s proportionate interest in the investee arising from changes in the investee’s equity that have not been recognized in the investee’s profit or loss. The investor’s share of those changes is recognized directly in the Group’s equity.

The Group’s share of losses of an associate that exceed the value of the group’s interest and net investment (long term receivables) in this entity are not accounted for, unless:

- the Group has incurred contractual obligations; or

- the Group has made payments on behalf of the associate.

Any surplus of the investment cost over the Group’s share in the fair value of the identifiable assets, liabilities and contingent liabilities of the associate company on the date of acquisition is accounted for as goodwill and included in the book value of the investment accounted for using the equity method.

The investments in which the Group has ceased to exercise significant influence or joint control are no longer consolidated and are valued at the carrying value on the date of withdrawal from the consolidation scope.

3.3.3. Intragroup operations

All intragroup balances and transactions, including income, expenses and dividends are eliminated in full. Profits and losses resulting from intragroup transactions that are recognized in assets are eliminated in full.

Air France-KLM Group

Gains and losses realized on internal sales with associates and joint control entities are eliminated, to the extent of the Group’s interest in the associate or joint control entity, only when they do not represent an impairment.

3.3.4 Closing date

With the exception of a few non-significant subsidiaries and equity affiliates that close their books on December 31, all Group companies are consolidated based on annual financial statements closing March 31.

3.4.	Translation of foreign companies’ financial statements and transactions in foreign currencies

3.4.1. Translation of foreign companies’ financial statements

The financial statements of foreign subsidiaries are translated into euros on the following basis:

•	with the exception of the equity for which historical prices are applied, balance sheet items are converted on the basis of the foreign currency rates in effect at the closing date;

•	the income statement and the statement of cash flows are converted on the basis of the average foreign currency exchange rates for the period;

•	the resulting translation adjustment is recorded in the “Translation adjustments” item included within equity.

Goodwill is expressed in the functional currency of the entity acquired and is converted into euros using the foreign currency rate in effect at the closing date.

3.4.2. Translation of foreign currency transactions

Foreign currency transactions are translated using the exchange rate prevailing on the date of the transaction.

Assets and liabilities denominated in foreign currencies are translated at the rates ruling at balance sheet date or at the rate of the related hedge for assets resulting from firm commitments documented in fair value hedge relationships.

The corresponding exchange rate differences are recorded in the Group’s consolidated income statements. Changes in fair value of the hedging instruments are recorded using the accounting treatment described in note “3.10. Financial instruments, valuation of financial assets and liabilities”.

3.5.	Business combinations

3.5.1. Business combinations that occurred before the transition date to IFRS (i.e. before April 1, 2004)

In accordance with the IFRS 1 exemption, business combinations that occurred prior to April 1, 2004 (essentially Air Inter and UTA) have not been accounted for in accordance with IFRS 3.

Business combinations that occurred prior to April 1, 2004 were accounted for in accordance with French GAAP. Under French GAAP certain acquired assets and liabilities were not adjusted to fair value at the time of the acquisition, or in the case of step acquisitions, the fair values of the assets acquired and liabilities assumed were assessed during the initial step of the acquisition.

Air France-KLM Group

3.5.2. Business combinations that occurred subsequent to April 1, 2004

Business combinations are accounted for using the purchase method in accordance with IFRS 3. In accordance with this standard, all assets, liabilities assumed and contingent liabilities are at fair value measured at the acquisition date. The time period for adjustments to goodwill / negative goodwill is limited to 12 months from the date of acquisition.

Assets meeting the criteria of IFRS 5, as described in note 3.22, are recorded at the lower of their net book value and their fair value less costs to sell.

Goodwill arising from the difference between the acquisition cost, which includes the potential equity instruments issued by the Group to gain control on the acquired entity and other costs potentially dedicated to the business combination, and the Group’s interest in the fair value of the identifiable assets and liabilities acquired is no longer amortized, but instead is subject to annual impairment tests or more frequently if events or changes in circumstances indicate that goodwill might be impaired.

Should the difference between the cost of acquisition and the fair value of identifiable assets acquired and liabilities assumed be negative, the resulting negative goodwill is recognized immediately in the income statement.

3.6.	Sales

Sales related to air transportation operations are recognized when transportation service is provided, net of any discounts granted. Transportation service is also the trigger for the recognition of external expenses, such as the commissions paid to agents.

Upon issue, both passenger and cargo tickets are recorded as “Deferred revenue on ticket sales”.

Revenues representing the value of tickets that have been issued, but which will never be used, are recognized as revenues at the date the tickets are issued. The amounts recognized are based on a statistical analysis, which is regularly updated.

Sales on third party maintenance contracts are recorded based on the stage of completion.

3.7.	Loyalty programs

Until June 1, 2005, each of the two sub-groups (Air France and KLM) comprising the Group had its own frequent flyer program: “Fréquence Plus” and “Flying Dutchman”. Each program allowed members to acquire “miles” as they flew on Air France, KLM or with other partner companies. These miles entitled members to a variety of benefits such as free flights with the two companies.

Subsequent to the acquisition of KLM, a joint frequent flyer program “Flying Blue” was launched in June 2005 combining the miles accumulated from the two previous programs.

The probability of air miles being converted into award tickets is estimated using a statistical method.

The value of air miles is estimated based on the specific terms and conditions for the use of free tickets. This estimate takes into consideration the discounted marginal cost of the passenger concerned (e.g. catering, ticket issue costs, etc.) and discounted cost of the miles used on participating partner companies.

The estimated value of air miles is recorded as a deduction from revenues and recorded under the caption “Deferred revenue on ticket sales” as debt on the balance sheet at the same time the qualifying flight for which air miles are awarded is recognized.

The Group also sell miles to partner companies participating in current loyalty programs, such as credit card companies, hotel chains and car rental firms. The Group defers a portion of the miles sold representing the value of the subsequent travel award to be provided, in a manner consistent with the determination of the liability for earned flight awards discussed above. The remainder is recognized as revenue immediately.

Air France-KLM Group

3.8.	Distinction between income from current operations and income from operating activities

The Group has considered it relevant to the understanding of the Group’s financial performance to present on the face of the income statement a subtotal inside the income from operating activities. This subtotal, named “Income from current operations”, excludes those elements that have little predictive value due to their nature, frequency and/or materiality.

Those elements can be divided in three categories:

•	Elements that are both very infrequent and material, such as the recognition in the income statement of negative goodwill and the Amadeus GTD transaction

•

Elements that have been incurred for both periods presented and may recur in future periods but for which (i) amounts have varied from period to period, (ii) the Group believes that amounts to be incurred in future periods will continue to vary materially in amount and nature such as sales of aircraft equipment and disposals of other assets.

•

Elements that are by nature unpredictable and non-recurring, if they are material such as restructuring costs. The Group considers that materiality must be assessed not only by comparing the amount concerned with the income (loss) from operating activities of the period, but also in terms of changes in the item from one period to the other.”

3.9.	Earnings per share

Earnings per share are calculated by dividing net income attributable to equity holders of Air France-KLM by the average number of shares outstanding during the period. The average number of shares outstanding does not include treasury shares.

Diluted earnings per share are calculated by dividing the net income attributable to equity holders of Air France-KLM adjusted for the effects of dilutive instrument exercise, by the average number of shares outstanding during the period, adjusted for the effect of all potentially-dilutive ordinary shares.

3.10.	Financial instruments, valuation of financial assets and liabilities

The Group has applied standards IAS 32 and IAS 39 since April 1, 2005.

3.10.1 Valuation of trade receivables and non-current financial assets

Trade receivables, loans and other non-current financial assets are considered to be assets issued by the Group and are recorded at fair value, then subsequently using the amortized cost method less impairment losses, if any.

3.10.2 Investments in debt and equity securities

Investments in debt and equity securities qualifying as assets available for sale are stated at fair value in the Group’s balance sheet. For publicly-traded securities, the fair value is considered to be the market price. For other securities, if the fair value cannot be reliably estimated, it equals the acquisition cost less impairment, if any.

Potential gains and losses, except for impairment charges, are recorded in a specific component of equity “ Derivatives and available for sale securities reserves” If there is an indication of impairment of the financial asset, the amount of the loss is recorded in the income statement for the period.

Air France-KLM Group

3.10.3 Derivative instruments

The Group uses various derivative instruments to hedge its exposure to the risks of changes in interest rates, exchange rates or fuel prices.

Forward currency contracts and options are used to cover exposure to exchange rates. For firm commitments, the unrealized gains and losses on these financial instruments are included in the carrying value of the hedged asset or liability.

The Group also uses rate swaps to manage its exposure to the rate risk. Most of the swaps traded convert floating-rate debt to fixed-rate debt.

Finally, exposure to the fuel risk is hedged by swaps or options on jet fuel, diesel or Brent.

Prior to April 1, 2005 , the Group applied the following accounting policies:

•

Forward exchange contracts and foreign currency swaps were used to hedge foreign currency exchange rate exposures. Unrealized gains and losses on these investments were deferred and recorded against the carrying amount of the hedged asset or liability on firm commitments. Contract premiums were amortized on a straight line basis over the term of the hedge arrangement.

•

The Group entered into various interest rate swaps to manage its interest rate exposure. These swaps are used to modify the instruments from fixed rate to variable rate or variable rate to fixed rate. The difference between interest payable and receivable was recognized as interest expense or interest income.

•

The petroleum options premiums were accounted for in the income statement on an accrual basis. The difference between interest payable and receivable on petroleum swaps was recognized as operating income or expense.

Effective April 1, 2005:

Most of these derivatives are classified as hedging instruments if the derivative is eligible as a hedging instrument and if the hedging contracts are documented as required by IAS 39.

These derivative instruments are recorded on the Group’s consolidated balance sheet at their fair value. The method of accounting for changes in fair value depends on the derivative instruments classification. There are three classifications:

-

Derivatives classified as fair value hedge: changes in the derivative fair value are recorded through income statement and offset within the limit of its effective portion against the changes in the fair value of the underlying item (assets, liability or firm commitment), which are also recognized as earnings.

-

Derivatives as classified cash flow hedge: the changes in fair value are recorded in equity for the effective portion and are reclassified as income when the hedged element affects earnings. The ineffective portion is recorded as financial income or financial losses.

-	Derivatives classified as trading: changes in the derivative fair value are recorded for as financial income or losses.

3.10.4 Convertible bonds

Convertible bonds are financial instruments comprised of two components: a bond component recorded as debt and a stock component recorded in equity. The bond component is equal to the discounted value of all coupons due for the bond at the rate of a simple bond that would have been issued at the same time as the convertible bond. The value of the stock component recorded in the Group’s equity is calculated by the difference between such value and the bond’s nominal value at issue. The difference between the financial expense recorded and the amounts effectively paid out is added, at each closing, to the amount of the debt component so that, at maturity, the amount to be repaid if there is no conversion equals the redemption price.

3.10.5 Trading financial assets, cash and cash equivalents

Trading financial assets (at fair value through the income statement)

Trading financial assets are made up of financial assets held for trading (SICAV, FCP, treasury bills, certificates…) that the Group intends to sell in the near term to realize a capital gain, or that are part of a

Air France-KLM Group

portfolio of identified financial instruments managed collectively and for which there is evidence of a practice of short-term profit taking. They are classified in the balance sheet as current financial assets. Furthermore, the Group did not designate any asset at fair value through the income statement upon option.

Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

3.10.6 Long-term debt

Long-term debt is recognized initially at fair value. Subsequently to initial recognition, long-term debt is recorded at amortized cost using the effective interest method. Under this principle, any redemption and issue premiums are recorded as debt in the balance sheet and amortized as financial income or expense over the life of the loans.

In addition, long-term debt documented in the context of fair value hedging relationships is revalued at the fair value for the risk hedged, i.e. the risk related to the fluctuation in interest rates. Changes in fair value of the hedged debt are recorded symmetrically in the income statement for the period with the change in fair value of the hedging swaps.

3.11.	Goodwill

Goodwill represents the excess of the cost of a business combination over the acquirer’s interest in the fair value of the acquired identifiable assets, liabilities and contingent liabilities.

For acquisitions prior to April 1, 2004, goodwill is included on the basis of its deemed cost, which represents the amount recorded under French GAAP. The classification and accounting treatment of business combinations that occurred prior to April 1, 2004 was not modified at the time international standards were adopted, on April 1, 2004, in accordance with IFRS 1.

Goodwill is valued in the functional currency of the entity acquired. It is recorded as an asset.

It is not amortized and is tested for impairment annually and at any point during the year when an indicator of impairment exists. The impairment recorded, as discussed in Note 3.14, may not subsequently be reversed.

When the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the acquisition cost, there is negative goodwill which is recognized and immediately reversed in the Group’s income statement.

At the time of the sale of a subsidiary, an equity affiliate or a jointly controlled entity, the amount of the goodwill attributable to the sold entity is included in the calculation of the income from the sale.

3.12.	Intangible assets

Intangible assets are recorded at initial cost less accumulated amortization and any accumulated impairment losses.

Identifiable intangible assets acquired with a finite useful life are amortized over their useful life from the date they are available for use.

Identifiable intangible assets acquired with an indefinite useful life are not amortized but tested annually for impairment or whenever there is an indication that the intangible asset may be impaired. If necessary, an impairment as described in note 3.14 is recorded.

Intangible assets with a finite useful life are amortized on a straight line basis over the following periods:

Software	1 to 5 years
Customer relationships	5 to 12 years

Air France-KLM Group

3.13.	Property, plant and equipment

3.13.1 Specific rule applicable to the IFRS transition opening balance sheet

In accordance with IFRS 1, the Group has elected to value certain of its aircraft at the date of transition to IFRS (April 1, 2004) at their fair value and to use this fair value as deemed cost.

This treatment thus allows the Group to have a portion of its fleet recorded at fair value (fair value was used when accounting for KLM’s business combination at May 1, 2004).

The fair value exercise was based on independent valuation by third parties.

3.13.2 Principles applicable since April 1, 2004

Property, plant and equipment are recorded at the historical acquisition or manufacturing cost, less accumulated depreciation and any accumulated impairment losses.

The financial interest attributed to progress payments made on account of aircraft and other significant assets under construction is capitalized and added to the cost of the asset concerned. Insofar as investment installments are not financed by specific loans, the Group uses the average interest rate on the current unallocated loans of the period.

Maintenance costs are recorded as expenses during the period when incurred, with the exception of programs that extend the useful life of the asset or increase its value, which are then capitalized (e.g. maintenance on airframes and engines, excluding parts with limited useful lives).

3.13.3 Flight equipment

The purchase price of aircraft equipment is denominated in foreign currencies. It is translated at the exchange rate at the date of the transaction or, if applicable, at the hedging price assigned to it. Manufacturers’ discounts, if any, are deducted from the value of the related asset.

Aircraft are depreciated using the straight-line method over their average estimated useful life of 20 years, assuming no residual value.

IFRS requires an annual review of the residual value and the amortization schedule. During the operating cycle, in developing fleet replacement plans, the Group reviews whether the amortizable base or the useful life should be adjusted and, if necessary, determines whether a residual value should be recognized.

Any major airframes and engines (excluding parts with limited useful lives) are treated as a separate asset component with the cost capitalized and depreciated over the period between the date of acquisition and the next major overhaul.

Aircraft components are recorded in the consolidated balance sheet as fixed assets. The useful lives vary from 3 to 20 years depending on the technical properties of each item.

3.13.4 Other property, plant and equipment

Other property, plant and equipment are depreciated using the straight line method over their useful life. Such useful lives are as follows:

Buildings	20 to 40 years
Fixtures and fittings	8 to 15 years
Flight simulators	10 to 20 years
Equipment and tooling	5 to 15 years

Air France-KLM Group

3.13.5. Leases

In accordance with IAS 17 “Leases”, leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The assets held under a finance lease are recognized as assets at the lower of the following two values: the present value of the minimum lease payments under the lease arrangement or their fair value determined at inception of the lease. The corresponding obligation to the lessor is accounted for as long term debt.

These assets are depreciated over the shorter of the useful life of the assets and the lease term when there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term.

In the context of sale and operating leaseback transactions, the related profit or losses are accounted for as follows:

•	They are recognized immediately when it is clear that the transaction is established at fair value.

•

If the sale price is below fair value, any profit or loss is recognized immediately except that, if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the period for which the asset is expected to be used, and

•	If the sale price is above fair value, the excess over fair value is deferred and amortized over the period for which the asset is expected to be used.

In the context of sale and finance leaseback transactions, any gain on the sale is deferred and recognized as finance income over the lease term. No loss is recognized unless the asset is impaired.

3.14.	Impairment

In accordance with IAS 36, “Impairment of Assets”, the Group reviews at each balance sheet date whether there is any indication of impairment of tangible and intangible assets. If such an indication exists, the recoverable value of the assets is estimated in order to determine the amount, if any, of the impairment. The recoverable value is the higher of the following values: the fair value reduced by selling costs and its value in use. The value in use is determined using discounted cash flow assumptions estblished by management.

When it is not possible to estimate the recoverable value for an individual asset, this asset is grouped together with other assets which form a cash generating unit (CGU).

Therefore, the Group has determined that the lowest level at which assets shall be tested are CGU, which correspond to Group’s operating segments (see segment information).

When the recoverable value of a CGU is lower than its carrying value, an impairment charge is recognized. When applicable, this impairment loss is allocated first to the goodwill, the remainder is allocated to the other assets of the CGU pro rata on the basis of the carrying amount of each asset in the unit.

The recoverable value of the CGUs is their value in use determined, notably, by the use of a discount rate corresponding to the Group’s weighted average cost of capital and A growth rate reflecting the market assumptions specific to the activities.

3.15.	Inventories

Inventories are measured at the lower of cost and net realizable value.

The cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present condition and location. These costs include the direct and indirect production costs incurred under normal operating conditions.

Inventories are valued on a weighted average basis.

Air France-KLM Group

The net realizable value of the inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and selling expenses.

3.16.	Treasury shares

Air-France-KLM shares held by the Group are recorded as a deduction from the Group’s consolidated equity at the acquisition cost. Subsequent sales are recorded directly in equity. No gains or losses are recognized in the Group’s income statement.

As the Group has applied IAS 32 and 39 effective April 1, 2005, treasury shares held to fulfill stock options are classified until that date as marketable securities at their acquisition cost. The carrying amount of such shares is depreciated if necessary. Effective April 1, 2005, such shares are recorded as a reduction of the Group’s equity.

3.17.	Employee Benefits

The Group’s obligation in respect of defined benefit pension plans and termination indemnities on retirement are calculated, in accordance with IAS 19, using the projected units of credit method, factoring in the specific economic conditions in the various countries concerned. The commitments are covered either by insurance or pension funds or by provisions recorded on the balance sheet as and when rights are acquired by employees.

In accordance with IFRS 1, the Group has elected to recognize all cumulative actuarial gains and losses at the date of transition to IFRS through the Group’s equity.

Starting April 1, 2004, any actuarial gains or losses resulting from changes in actuarial assumptions are recognized in the Group’s income statement only if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of 10% of the present value of the defined benefit obligation at that date and 10% of the fair value of any plan assets at that date. The fraction exceeding 10% is then recognized over the expected average remaining working lives of the employees participating in the plan.

3.17.1 Specific information related to the recognition of some pension plan assets

Pension plans in the Netherlands are generally subject to minimum funding requirements (“MFR”). Questions have been raised as to how such MFR might affect the recognition of a pension net asset that otherwise would be recognized under IAS 19 in respect of the surplus in a plan and thus, how the Group should account for certain pension asset surpluses of KLM in its consolidated financial statements.

Recognition of a pension net asset under IAS 19 is subject to interpretation. Because of this situation, and for the accounting treatment of companies of the KLM Group, an interpretation of IAS 19 has been requested from the IFRIC, the interpretation technical body of the IASB.

3.17.2 Accounting for the pension fund surplus for the year-end closing

Although the IFRIC has yet to deliver its final conclusions, the group has defined its accounting position based on various publications, and particularly the “IFRIC Update” dated September 2005 and the “IFRIC D19”, published on August 24, 2006, whose comments period ended on October 31, 2006.

According to these, the KLM pension fund surplus must be fully recognized in the balance sheet.

3.18.	Provisions for restitution of aircraft under operating leases

For certain operating leases, the Group is contractually committed to restitute aircraft to a defined level of potential. The Group accrues for restitution costs related to aircraft under operating leases as soon as the asset does not meet the return condition criteria.

The restitution costs for airframes and engines relating to operating lease contracts are provisioned.

When the condition of aircraft exceeds the return condition as set per the lease arrangement, the group capitalizes the related amount in excess. Such amount is subsequently amortized on a straight line basis over

Air France-KLM Group

the period during which the potential exceeds the restitution condition. Any remaining capitalized excess potential upon termination of a lease is reimbursable by the lessor

3.19.	Other provisions

The Group recognizes a provision in the balance sheet when the Group has an existing legal or implicit obligation to a third party as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amounts recorded as provisions are discounted when the effect of the passage of time is material.

The effect of the time value of money is presented as a component of financial income.

Restructuring provisions are recognized once the Group has established a detailed and formal restructuring plan which has been announced to the parties concerned.

3.20.	Equity and debt issuance costs - redemption premiums

Debt issuance costs are amortized as financial expenses over the term of the loans using the effective interest method.

Common stock issuance costs are deducted from additional paid-in capital.

3.21.	Deferred taxes

The Group records deferred taxes using the balance sheet liability method, providing for any temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except for exceptions described in IAS 12.

The tax rates used are those enacted or substantively enacted at the balance sheet date.

Net deferred tax balances are determined on the basis of each entity’s tax position.

Deferred tax assets related to temporary differences and carry forwards are recognized only to the extent it is probable that a future taxable profit will be available against which the asset can be utilized at the tax entity level.

A deferred tax liability is also recognized in the undistributed reserves of the equity affiliates.

Taxes payable and/or deferred are recognized in the income statement for the period, unless they are generated by a transaction or event recorded directly as equity. In such a case, they are recorded directly in equity.

3.22.	Non-current assets held for sale and discontinued operations

Non-current assets or groups of assets intended for sale meet the criteria of such a classification if their carrying amount will be recovered principally through a sale rather than through their continuing use. This condition is considered to be met when the sale is highly probable and the asset (or the group of assets intended for sale) is available for immediate sale in its present condition. Management must be committed to a plan to sell, with the expectation that the sale will be realized within a period of twelve months from the date on which the asset or group of assets was classified as a non-current asset held for sale.

The Group determines on each closing date whether any assets or group of assets meet the above criteria and presents such assets, if any, as “non-current assets held for sale”.

Any liabilities related to non-current assets to be sold are also presented on a separate line in liabilities on the balance sheet.

Air France-KLM Group

Non-current assets and groups of assets held for sale are valued at the lower of their book value or their fair value minus exit costs. As of the date of such a classification, the asset is no longer depreciated.

The results from discontinued operations are presented separately from the results from continuing operations in the income statement.

3.23.	Share-based compensation

Pursuant to the transitional provisions of IFRS 2, only the share based plans awarded after November 7, 2002, for which the rights did not vest by April 1, 2004, were valued and recorded as salaries and related costs. The other plans are not valued and remain unrecognized. This latter category affects only the Shares-for-Salary Exchange realized in 1998 for which stock subscription or purchase option schemes are valued at the fair value on the date the plans are awarded.

The fair value of the stock option schemes is determined using the Black-Scholes model. This model takes into account the features of the plan (exercise price, exercise period) and the market data at the time they are granted (risk-free interest rate, market value of the share, volatility and expected dividends).

This fair value is estimated to be the fair value of the services rendered by the employees in consideration for the options received. It is recognized as a salary cost with a corresponding increase to equity over the period during which the rights vest. This salary cost is adjusted, if applicable, to take into account the number of options effectively vested.

Air France-KLM Group

4. CHANGES IN THE SCOPE OF CONSOLIDATION

4.1.	Acquisition of KLM

On April 5, 2004, Air France proposed a public exchange offer to shareholders of KLM common shares. The exchange ratio was set at 11 Air France shares and 10 Air France warrants for 10 KLM shares and 11 Air France American Depositary Shares (ADS), and 10 Air France American Depositary Warrants (ADW) for 10 KLM American Depositary Shares. As a result, Air France launched an initial offer that ended May 3, 2004.

Pursuant to Dutch law, Air France decided to launch, under the same conditions, a supplementary offer period which opened on May 4, 2004 and ended on May 21, 2004.

On that date, KLM shareholders had tendered a total of 45,093,299 common shares, representing approximately 96.33% of KLM common shares.

Following the acquisition of additional shares after the closing date of the operation, Air France, which became Air France-KLM, held 97.30% of the common shares representing 49% of KLM voting rights.

Based on the Air France-KLM ownership not only of voting shares but also of financial interest, and on the mode of functioning of the Group’s strategic management committee, Air France-KLM has the power to decide the Group’s financial and operational strategies and, therefore, controls KLM. KLM is therefore fully consolidated in Air France-KLM consolidated financial statements.

Pursuant to the provisions of IFRS 3, the acquisition of KLM has been accounted for using the purchase method.

•	Acquisition price

The consideration paid for the acquisition of the 96.33% of KLM’s common shares by Air France was based on the market price of the Air France share at the two closing dates of the exchange offer (May 3 and 21, 2004).

Warrants issued as part of the transaction were also valued at those dates. The fair value of the warrants issued was calculated using the Black-Scholes model. Assumptions were made on the expected volatility of the share price resulting from the combination, the expected dividend paid by the combined companies for the financial year, the average maturity of the warrants and the discount rate.

In accordance with the provisions of IFRS 3, the additional costs directly attributable to KLM’s acquisition were included in the acquisition price. They consisted primarily of the fees paid for accounting, legal, valuation and banking services.

The acquisition price is comprised as follows :

	Shares	Price (in €)	Consideration (in € millions)
Air France - KLM shares issued :
May 3, 2004	45 938 857	14.65	673
May 21, 2004	3 663 774	12.81	47
Subscription warrants issued :
May 3, 2004	41 762 597	1.07	45
May 21, 2004	3 330 702	0.98	3
Shares acquired after the closing of the second offer on May 21			5
Preferred and priority shares			15
Value of the shares which the Dutch State agreed to sell			20
Transaction costs			14
Stock options (stock options / rights related to appreciation of the shares)			9
Total acquisition price			831

Air France-KLM Group

Transaction costs amounted to € 30 million, from which € 16 million has been deducted from the additional paid-in capital related to the shares issuance.

•	Fair value of the assets and liabilities acquired

Assets and liabilities acquired (in € millions) at April 30, 2004	Fair value as published in consolidated financial statements as of September 30, 2005	Adjustments on pension	Fair value adjusted by adjustments on pension
Goodwill	-	-	-
Intangible assets	435	-	435
Flight equipment	3 549	-	3 549
Other property, plant and equipment	805	-	805
Investments in equity associates	193	-	193
Pension assets	959	665	1 624
Other financial assets	569	-	569
Deferred tax assets	-	-	-
Other assets	235	(31)	204
Inventories	206	-	206
Account receivables	720	-	720
Income tax receivables	-	-	-
Cash and cash equivalents	719	-	719
Total assets	8 390	634	9 024
Provisions and retirement benefits	319	154	473
Long-term debt	4 153	-	4 153
Other liabilities	920	-	920
Trade payables	402	-	402
Deferred revenue on ticket sales	486	-	486
Current tax liabilities	181	165	346
Total liabilities	6 461	319	6 780
Percentage acquired	97.30%	97.30%	97.30%
Net assets acquired	1 877	306	2 183
Acquisition price	831	-	831
Negative goodwill	1 046	306	1 352

It was impracticable to disclose in the Group’s consolidated financial statements the IFRS carrying amount for each class of KLM’s assets, liabilities and contingent liabilities immediately before the combination as KLM did not prepare its consolidated financial statements in accordance with IFRS prior to the acquisition. The above presented data correspond to the IFRS fair value balance sheet of KLM.

•	Adjustments on pension

As explained in note 3.17.2, the Group has made a decision with regard to the recognition of the KLM pension surplus. The re-computation of KLM’s pension obligations led to a € 306 million increase in the negative goodwill, of which € 251 million related to the cancellation (net of tax) of the asset ceiling on the pilots’ pension plan and the finalization of the pension plan valuation for € 55 million net of tax.

•	Recognition of negative goodwill

Based on the fair valuation of KLM’s assets and liabilities at the acquisition date, KLM’s first consolidation resulted in the share acquired of the net fair value of KLM’s identifiable assets, liabilities and contingent liabilities exceeding the acquisition cost by € 1 352 million, including the recognition of the net pension asset related to the pilot retirement plan.

Air France-KLM Group

The negative goodwill was immediately and totally recognized as an operating profit. In the version of consolidated financial statements for the year ended as of March 31, 2005 published in the condensed consolidated financial statements as of and for the six-month period ended September 30, 2005, the negative goodwill reversal was limited to € 424 million, awaiting the IFRIC decision (see note 3.17.2).

Air France-KLM Group

•	Revenues and net income of KLM integrated in the Group’s financial statements as of March 31, 2005

The public exchange offer closed in May 2004; KLM’s contribution to operating revenues and net income over an eleven-month period (from May 2004 to March 2005) amounts to € 5 919 million and € 1 601 million, respectively.

•	Air France-KLM Proforma consolidated income statement as of March 31, 2005

The proforma consolidated income statement for the year ended March 31, 2005 assuming KLM was acquired on April 1, 2004 and including the month of April 2004 under IFRS is as follows:

In € millions Twelve months period ended March 31,	2005 Proforma Unaudited
Sales	19 467
Other revenues	5
Revenues	19 472
External expenses	(10 916)
Salaries and related costs	(6 136)
Taxes other than income taxes	(227)
Amortization and depreciation	(1 601)
Provisions	(32)
Other income and expenses	(7)
Income from current operations	553
Sales of aircraft equipment	19
Negative goodwill	1 354
Other non-current income and expenses	5
Income from operating activities	1 931
Cost of financial debt	(356)
Income from cash and cash equivalents	127
Net cost of financial debt	(229)
Other financial income and expenses	(10)
Income before tax	1 692
Income taxes	(133)
Net income of consolidated companies	1 559
Share of profits (losses) of associates	73
Net income from continuing operations	1 632
Net income from discontinued operations	59
Income for the period	1 691
* Group	1 704
* Minority interests	(13)
Earning per share - Group (in euros)
* basic	6.59
* diluted	6.58
Net income from continuing operations per share (in euros)
* basic	6.31
* diluted	6.30

4.2.	Disposal of subsidiaries

No significant disposal of subsidiaries occurred during the year ended March 31, 2007 and 2006.

On December 30, 2004, Air France-KLM Group sold its subsidiary Amadeus France SNC, in which it held 66% of voting rights, to Amadeus GTD (entity 23.4% held by the Group as of March 31, 2005).

Air France-KLM Group

The net assets of Amadeus France at the date of sale amounted to € (1) million. The sale price of € 66 million was paid wholly in cash.

5. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AREA

The Air France-KLM Group’s primary reporting format is business segmentation.

Business segments’ results, assets and liabilities are those that are either directly attributable or that can be allocated on a reasonable basis to these business segments. Amounts allocated to business segments mainly correspond

-	as far as the income statement is concerned, to the current operating income and the share of results in associates,
-

as far as the balance sheet is concerned, to intangible assets, flight equipment and other property, plant and equipment, the share in equity affiliates, some account receivables, deferred revenue on ticket sales and a portion of provisions and retirement benefits.

Other elements of the income statement and of the balance sheet are presented in the “not allocated” column.

Inter-segment transactions are evaluated based on normal market conditions.

The Air France-KLM Group’s secondary reporting format is geographical segmentation, based on origin of sales.

Only segment revenue is allocated by geographical sales area.

The carrying amount of segment assets by geographical location and the costs incurred to acquire segment assets are not presented, since most of the Group’s assets (flight equipment) cannot be allocated to a geographical area.

Business segments

Passenger: Passenger operating revenues primarily come from passenger transportation services on scheduled flights with the Group’s airline code, including flights operated by other airlines under code-sharing agreements. They also include commissions paid by SkyTeam alliance partners, code-sharing revenues, revenues from excess baggage and airport services supplied by the Group to third party airlines and services linked to IT systems.

Cargo: Cargo operating revenues come from freight transport on flights under the companies’ codes, including flights operated by other partner airlines under code-sharing agreements. Other cargo revenues are derived principally from sales of cargo capacity to third parties.

Maintenance: Maintenance operating revenues are generated through maintenance services provided to other airlines and customers globally.

Other: The revenues from this segment come primarily from catering supplied by the Group to third-party airlines and to charter flights operated primarily by Transavia.

Geographical segments

Group activities are broken down into five geographical regions :

-	Europe and North Africa
-	Caribbean, French Guiana and Indian Ocean
-	Africa, Middle East
-	Americas, Polynesia
-	Asia and New Caledonia

Air France-KLM Group

5.1. Information by business segment

Assets allocated by business segment comprise goodwill, intangible and tangible assets, investments in equity associates and account receivables.

Liabilities allocated by business segment comprise provision for restitution of aircraft, provision for pension, other provisions when they can be allocated, and deferred revenue on ticket sales.

•	Year ended March 31, 2007

In € millions	Passenger	Cargo	Maintenance	Other	Non allocated	Total
Total sales	19 141	2 932	2 864	1 428	-	26 365
Intersegment sales	(775)	(23)	(1 887)	(607)	-	(3 292)
External sales	18 366	2 909	977	821	-	23 073
Income from current operations	1 067	62	44	67	-	1 240
Income from operating activities	1 067	62	44	67	(7)	1 233
Share of profits (losses) of associates	1	1	1	14	-	17
Net cost of financial debt and other financial income and expenses	-	-	-	-	(115)	(115)
Income taxes	-	-	-	-	(248)	(248)
Net income from continuing operations	1 068	63	45	81	(370)	887

Net income from discontinued operations	-	-	-	-	-	-

Depreciation and amortization for the period	(1 126)	(105)	(445)	(106)	-	(1 782)
Other non monetary items	104	-	22	(353)	-	(227)

Total assets	12 609	906	1 819	1 690	9 646	26 670
Segment liabilities	3 039	90	143	308	6 029	9 609
Financial debt and equity	-	-	-	-	17 061	17 061
Total liabilities and equity	3 039	90	143	308	23 090	26 670
Purchase of property, plant and equipment and intangible assets	1 971	76	141	190	-	2 378

Non-allocated assets amounting to € 9.6 billion are mainly financial assets held by the Group, comprising marketable securities for € 3.2 billion, pension assets for € 2 billion, financial assets for € 1.8 billion and derivatives for € 1 billion.

Non-allocated liabilities amounting to € 6 billion, mainly comprise trade payables for € 2.1 billion, tax and employee-related liabilities for € 1.2 billion, deferred tax for € 0.9 billion and derivatives for € 0.4 billion. Financial debts and equity are not allocated.

•	Year ended March 31, 2006

In € millions	Passenger	Cargo	Maintenance	Other	Non allocated	Total
Total sales	17 635	2 907	2 688	1 350	-	24 580
Intersegment sales	(693)	(25)	(1 792)	(622)	-	(3 132)
External sales	16 942	2 882	896	728	-	21 448
Income from current operations	686	166	54	30	-	936
Income from operating activities	686	166	54	30	519	1 455
Share of profits (losses) of associates	(41)	-	-	18	-	(23)
Net cost of financial debt and other financial income and expenses	-	-	-	-	(255)	(255)
Income taxes	-	-	-	-	(256)	(256)
Net income from continuing operations	645	166	54	48	8	921
Net income from discontinued operations	-	-	-	-	-	-

Depreciation and amortization for the period	(1 014)	(131)	(397)	(114)	-	(1 656)
Other non monetary items	(78)	(7)	(22)	(450)	-	(557)

Total assets	11 411	1 511	1 859	792	10 906	26 479
Segment liabilities	3 123	104	168	107	5 936	9 438
Financial debt and equity	-	-	-	-	17 041	17 041
Total liabilities and equity	3 123	104	168	107	22 977	26 479
Purchase of property, plant and equipment and intangible assets	1 816	216	264	123	125	2 544

Non-allocated assets amounting to € 10.9 billion are mainly financial assets held by the Group, comprising cash and cash equivalent for € 2.9 billion, derivatives for € 2 billion, other financial assets for € 2.1 billion (including deposits and marketable securities), pension assets for € 1.9 billion.

Air France-KLM Group

Non-allocated liabilities amounting to € 5.9 billion, mainly comprise tax and employee-related liabilities (including deferred tax) for € 2.2 billion, derivatives for € 0.4 billion and trade payables and other creditors for € 3.1 billion.

Financial debts and equity are not allocated.

•	Year ended March 31, 2005

In € millions	Passenger	Cargo	Maintenance	Other	Non allocated	Total
Total sales	15 471	2 516	2 578	1207	-	21 772
Intersegment sales	(438)	(22)	(1 801)	(533)	-	(2 794)
External sales	15 033	2 494	777	674	-	18 978
Income from current operations	382	138	26	4	-	550
Income from operating activities	382	138	26	4	1 377	1 927
Share of profits (losses) of associates	22	-	-	51	-	73
Net cost of financial debt and other financial income and expenses	-	-	-	-	(230)	(230)
Income taxes					(133)	(133)
Net income from continuing operations	404	138	26	55	1 014	1 637

Net income from discontinued operations	-	-	-	- 6	59	59
Depreciation and amortization for the period	(831)	(199)	(395)	(136)	-	(1 561)
Other non monetary items	(25)	-	2	367	-	344
Total assets	10 455	1 364	1 714	1 478	8 183	23 194
Segment liabilities	2 678	84	140	110	4 967	7 979
Financial debt and equity	-	-	-	-	15 215	15 215
Total liabilities and equity	2 678	84	140	110	20 182	23 194
Purchase of property, plant and equipment and intangible assets	1 499	173	223	142	94	2 131

Non-allocated assets amounting to € 8.2 billion are mainly financial assets held by the Group, comprising cash and cash equivalents for € 2 billion, derivatives for € 0.4 billion, other financial assets for € 1.8 billion (including deposits and marketable securities) and pension assets for € 1.8 billion.

Non-allocated liabilities amounting to € 5 billion, mainly comprise tax and employee-related liabilities (including deferred tax) for € 1.2 billion, trade payables and other creditors for € 3.3 billion.

Financial debts and equity are not allocated.

5.2. Information by geographical area

Sales by geographical area

•	Year ended March 31, 2007

In € millions	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total

Scheduled passenger	11 743	361	1 097	2 786	1 354	17 341
Other passenger sales	767	63	33	58	104	1 025
Total passenger	12 510	424	1 130	2 844	1 458	18 366
Scheduled cargo	1 190	36	184	348	933	2 691
Other cargo sales	148	4	8	25	33	218
Total cargo	1 338	40	192	373	966	2 909
Maintenance	968	-	-	-	9	977
Others	794	19	8	-	-	821
Total	15 610	483	1 330	3 217	2 433	23 073

•	Year ended March 31, 2006

Air France-KLM Group

In € millions	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total

Scheduled passenger	10 791	363	1 065	2 458	1 225	15 902
Other passenger sales	736	61	44	81	118	1 040
Total passenger	11 527	424	1 109	2 539	1 343	16 942
Scheduled cargo	1 169	36	170	337	961	2 673
Other cargo sales	139	5	8	25	32	209
Total cargo	1 308	41	178	362	993	2 882
Maintenance	887	-	-	-	9	896
Others	708	16	4	-	-	728
Total	14 430	481	1 291	2 901	2 345	21 448

•	Year ended March 31, 2005

In € millions	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total

Scheduled passenger	9 718	348	939	1 997	1 097	14 099
Other passenger sales	700	57	33	48	96	934
Total passenger	10 418	405	972	2 045	1 193	15 033
Scheduled cargo	1 081	41	157	266	756	2 301
Other cargo sales	131	5	7	23	27	193
Total cargo	1 212	46	164	289	783	2 494
Maintenance	769	-	-	-	8	777
Others	642	21	11	-	-	674
Total	13 041	472	1 147	2 334	1 984	18 978

Traffic sales by geographical area of destination

•	Year ended March 31, 2007

In € millions	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total

Scheduled passenger Scheduled cargo	7 079 71	1 201 194	2 362 354	4 013 833	2 686 1 239	17 341 2 691
Total	7 150	1 395	2 716	4 846	3 925	20 032

•	Year ended March 31, 2006

In € millions	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total

Scheduled passenger Scheduled cargo	6 689 76	1 157 186	2 216 320	3 469 832	2 371 1 259	15 902 2 673
Total	6 765	1 343	2 536	4 301	3 630	18 575

Air France-KLM Group

•	Year ended March 31, 2005

In € millions	Europe, North Africa	Caribbean, French Guiana, Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia, New Caledonia	Total
Scheduled passenger	6 049	1 123	1 923	2 942	2 062	14 099
Scheduled cargo	76	183	297	699	1 046	2 301
Total	6 125	1 306	2 220	3 641	3 108	16 400

6. EXTERNAL EXPENSES

In € millions Year ended March 31,	2007	2006	2005
Aircraft fuel	4 258	3 588	2 653
Chartering costs	646	605	558
Aircraft operating lease costs	600	637	595
Landing fees and en route charges	1 705	1 610	1 460
Catering	419	405	391
Handling charges and other operating costs	1 232	1 203	1 072
Aircraft maintenance costs	894	777	653
Commercial and distribution costs	1 201	1 232	1 404
Other external expenses	2 145	2 070	1 843
Total	13 100	12 127	10 629

“Other external expenses” correspond mainly to rent and insurance costs.

The Group expenses advertising costs as “commercial and distribution costs” in the year incurred. Advertising expense was € 181 million, € 158 million and € 129 million for the years ended March 31, 2007, 2006 and 2005, respectively.

7. SALARIES AND NUMBER OF EMPLOYEES

Salaries and related costs

In € millions Year ended March 31,	2007	2006	2005
Wages and salaries	4 899	4 677	4 438
Net periodic pension cost	130	193	208
Social contributions	1 566	1 388	1 313
Expenses related to share-based compensation	32	29	69
Other expenses	62	70	(34)
Total	6 689	6 357	5 994

Air France-KLM Group

The Group pays contributions for a multi-employer plan in France, the CRPN (public pension fund for crew). This plan is accounted for as a defined contribution plan.

Average number of employees

Year ended March 31,	2007	2006	2005
Flight deck crew	8 020	7 870	7 786
Cabin crew	20 701	20 294	19 829
Ground staff	74 329	74 258	74 462
Total	103 050	102 422	102 077

8. AMORTIZATION, DEPRECIATION AND PROVISIONS

In € millions Year ended March 31,	2007	2006	2005
Amortization and depreciation
Intangible assets	42	39	30
Flight equipment	1 488	1 371	1 280
Other property, plant and equipment	252	246	251
	1 782	1 656	1 561

Provisions
Fixed assets	-	-	34
Inventories	-	1	-
Trade receivables	5	12	7
Risks and contingencies	3	59	(13)
	8	72	28
Total	1 790	1 728	1 589

A description of changes in amortization and impairment is included in notes 16 and 18.

The detail of changes in inventory impairment is included in notes 23, 24 and 25.

The movements in provisions for risks and charges are detailed in note 29.

Air France-KLM Group

9. OTHER INCOME AND EXPENSES

In € millions Year ended March 31,	2007	2006	2005
Joint operation of routes	(8)	(61)	(47)
Operations-related currency hedges	3	25	12
Other	10	(40)	39
Total	5	(76)	4

10. OTHER NON-CURRENT INCOME AND EXPENSES

In € millions Year ended March 31,	2007	2006	2005

Sales of aircraft equipment	13	2	19

Gain on Amadeus GTD transaction	16	504	-
Restructuring costs	(36)	(1)	(21)
Disposal of subsidiaries and affiliates	-	3	(1)
Compensation on slot swaps	-	4	17
Loss for future disposal of aircraft	(20)	-	-
Other	20	2	9
Other non-current income and expenses	(20)	512	4

Gain on Amadeus GTD transaction

Please refer to note 20.

Restructuring costs

Restructuring costs for the year ended March 31, 2007 mainly correspond to the abolition of the flight engineer’ position linked to the expected withdrawal from service of the oldest Boeing B747 cargo aircraft.

Disposal of subsidiaries and affiliates

No significant disposal of subsidiaries or affiliates occurred during the years ended March 31, 2007 and 2006.

During the year ended March 31, 2005, the Group sold Amadeus France SNC. The impact of this disposal is described in note 13.

Loss for future disposal of aircraft

AFPL recorded a loss of € 20 million relating to an aircraft destined to be sold.

Air France-KLM Group

Other

As of March 31, 2007, this line comprises a € 13 million capital gain on the disposal of the land at the Montaudran site.

11. NET COST OF FINANCIAL DEBT AND OTHER FINANCIAL INCOME AND EXPENSES

In € millions Year ended March 31,	2007	2006	2005

Income from cash and cash equivalents
Income from marketable securities	71	52	36
Other financial income	196	116	89
	267	168	125
Cost of financial debt
Loan interests	(200)	(205)	(284)
Lease interests	(241)	(220)	(83)
Capitalized interests	38	40	25
Other financial expenses	(4)	(7)	(5)
	(407)	(392)	(347)
Net cost of financial debt	(140)	(224)	(222)

Other financial income and expenses
Foreign exchange gains (losses), net	(3)	(13)	(2)
Change in fair value of financial assets and liabilities	43	6	-
Net (charge) release to provisions	(10)	(24)	(6)
Other	(5)	-	-
	25	(31)	(8)
Total	(115)	(255)	(230)

The interest rate used in the calculation of capitalized interest is 4.60% for the year ended March 31, 2007,3.76% for the year ended March 31, 2006 and 3.80% for the year ended March 31, 2005.

Net foreign exchange losses for the period include an unrealized net loss of € 5 million, € 8 million for the year ended March 31, 2006 and € 4 million for the year ended March 31, 2005. The impact related to currency derivatives amounted to € (13) million for the year ended March 31, 2007 and € (4) million for the year ended March 31, 2006.

Net charge to provisions includes an unrealized loss on shares of Alitalia for an amount of € 9 million, as a result of the stock price decreasing significantly during the year ended March 31, 2007.

Net charge to provisions includes an unrealized loss on shares of Alitalia for an amount of € 9 million, as a result of the stock price decreasing significantly during the year ended March 31, 2006.

Air France-KLM Group

12. INCOME TAXES

12.1. Income tax charge

Income before tax and income taxes for the years ended March 31, 2007, 2006 and 2005 is analyzed as follows:

In € millions Year ended March 31,	2007	2006	2005

Income before tax
France	630	(136)	202
Foreign	488	1 336	1 495
Total	1 118	1 200	1 697

Current tax expense
France	-	(157)	(7)
Foreign	(4)	(1)	-
Total	(4)	(158)	(7)

Deferred tax income / (expense)
France	(222)	4	(118)
Foreign	(22)	(102)	(21)
Total	(244)	(98)	(139)

Current and deferred income taxes are detailed as follows:

In € millions Year ended March 31,	2007	2006	2005

Current tax expense	(4)	(158)	(7)
Charge for the year	(4)	(158)	(7)
Adjustment of previous current tax charges	-	-	-

Deferred tax income / (expense) from continuing operations	(244)	(98)	(126)
Change in temporary differences	(146)	(54)	(114)
Change in tax rates	80	17	30
(Use) / recognition of tax loss carryforwards	(178)	(61)	(42)

Income tax (expense) / income from continuing operations	(248)	(256)	(133)
Tax on the net income from discontinued operations	-	-	(13)
Total income tax (expense) / credit	(248)	(256)	(146)

The current tax charge relates to the amounts paid or payable in the short term to the tax authorities in respect of the financial year, in accordance with the regulations prevailing in various countries and any applicable treaties.

Air France-KLM Group

12.2. Deferred tax recorded directly in equity

In € millions Year ended March 31,	2007	2006	2005

Hybrid instruments	-	(24)	-
Cash flow hedge	264	(541)	-
Total	264	(565)	-

12.3. Effective tax rate

The difference between the standard tax rate in France and the effective tax rate is detailed as follows :

In € millions Year ended March 31,	2007		2006		2005
Income before tax		1 118		1 200		1 697

Theoretical tax calculated with the standard tax rate in France	34.43%	385	34.43%	414	34.93%	593
Differences in French / foreign tax rates		(36)		(17)		(14)
Negative goodwill		-		(2)		(473)
Non deductible expenses		12		51		27
Income taxed at non-current tax rates		-		(135)		7
Non-taxable income		(7)		(2)		(16)
Use of tax loss carryforwards		(16)		(4)		(8)
Change in tax rate		(80)		(17)		(30)
Adjustment of previous current tax charges		8		(4)		2
Tax on Amadeus GTD reserves		-		-		41
TSDI settlement		-		(28)		-
Other		(18)		-		4

Income tax expenses	22.2%	248	21.3%	256	7.8%	133

The tax rate applicable in France was set at 34.43% by the 2006 French Finance Law for financial years ending after January 1, 2007.

In Netherlands, the tax rate has decreased from 29.6% to 25.5% beginning January 1, 2007.

12.4. Unrecognized deferred tax assets (basis)

In € millions Year ended March 31,	2007	2006	2005

Temporary differences	128	98	89
Tax losses	300	355	373
Tax losses at non-current tax rates	-	100	106
Total	428	553	568

Air France-KLM Group

As of March 31, 2007, unrecognized deferred tax assets mainly represent subsidiary tax loss carryforwards prior to the Air France group’s tax integration, as well as tax loss carry forwards in certain subsidiaries in the United Kingdom.

Pursuant to Article 89 of the French Finance Law (loi de finances) for 2004, approved on December 18, 2003, tax losses may now be carried forward for an unlimited period of time. These new provisions apply to financial years starting as of January 1, 2004, as well as to losses to be carried forward at the end of the financial year preceding January 1, 2004.

In the Netherlands, fiscal losses can be carried forward for an unlimited period.

Air France-KLM Group

12.5. Deferred tax recorded on the balance sheet

In € millions	April 1, 2006	Amounts recorded in income	Amounts recorded in equity	Reclassification	March 31, 2007

Intangible assets	103	(14)	-	-	89
Flight equipment	616	(45)	45	-	616
Other property, plant and equipment	153	(16)	-	-	137
Investments in equity associates	-	-	-	-	-
Other non-current financial assets	(96)	(4)	-	-	(100)
Pension assets	547	(11)	-	(7)	529
Other non-current assets	277	2	(118)	-	161
Other short term financial assets	2	(5)	-	-	(3)
Other current assets	280	(8)	(144)	-	128
Provisions and retirement benefits – non-current	20	42	-	-	62
Long-term debt	(448)	71	-	-	(377)
Other non-current liabilities	(38)	33	(22)	-	(27)
Provisions – current	(34)	(9)	-	-	(43)
Short term portion of long-term debt	(96)	73	-	-	(23)
Other current liabilities	(21)	(12)	(3)	-	(36)
Others	33	(34)	(22)	7	(16)
Deferred tax corresponding to fiscal losses	(466)	181	-	53	(232)
Deferred tax (Asset) / Liability	832	244	(264)	53	865

In € millions	April 1, 2005	Amounts recorded in income	Amounts recorded in equity	Reclassification	March 31, 2006

Intangible assets	111	(8)	-	-	103
Flight equipment	691	(76)	1	-	616
Other property, plant and equipment	121	32	-	-	153
Investments in equity associates	46	(46)	-	-	-
Other non-current financial assets	(103)	8	(1)	-	(96)
Pension assets	522	25	-	-	547
Other non-current assets	7	(1)	271	-	277
Other short term financial assets	1	-	1	-	2
Other current assets	4	(47)	323	-	280
Provisions and retirement benefits – non-current	(71)	91	-	-	20
Long-term debt	(517)	44	25	-	(448)
Other non-current liabilities	(1)	1	(38)	-	(38)
Provisions – current	(24)	(10)	-	-	(34)
Short term portion of long-term debt	(40)	(56)	-	-	(96)
Other current liabilities	(7)	3	(17)	-	(21)
Others	(39)	76	-	(4)	33
Deferred tax corresponding to fiscal losses	(528)	62	-	-	(466)
Deferred tax (Asset) / Liability	173	98	565	(4)	832

Air France-KLM Group

In € millions	April 1, 2004	Amounts recorded in income	Acquisition of KLM	March 31, 2005

Intangible assets	(3)	(22)	136	111
Flight equipment	833	131	(273)	691
Other property, plant and equipment	57	(18)	82	121
Investments in equity associates	5	41	-	46
Other non-current financial assets	(99)	(2)	(2)	(103)
Pension assets	-	(75)	597	522
Other non-current assets	(1)	8	-	7
Other short term financial assets	1	13	(13)	1
Inventories	-	(2)	2	-
Account receivables	-	(7)	7	-
Other current assets	(26)	30	-	4
Cash and cash equivalents	3	(3)	-	-
Provisions and retirement benefits – non-current	(76)	12	(7)	(71)
Long-term debt	(509)	(5)	(3)	(517)
Other non-current liabilities	-	(1)	-	(1)
Provisions – current	3	(27)	-	(24)
Short term portion of long-term debt	(27)	(13)	-	(40)
Other current liabilities	(5)	14	(16)	(7)
Others	(38)	15	(16)	(39)
Deferred tax corresponding to fiscal losses	(391)	49	(186)	(528)
Deferred tax (Asset) / Liability	(273)	138	308	173

13. DISCONTINUED OPERATIONS

During the years ended March 31, 2007 and March 31, 2006, the Group initiated no disposal process which could be considered as a “discontinued operation”.

As of December 30, 2004 the Group sold its shares in Amadeus France SNC to Amadeus GTD. This company’s activity was to distribute the Amadeus booking system in France. The conditions allowing its classification as a “discontinued activity” occurred as of April 1, 2004. Amadeus France SNC was therefore reclassified from April 1, 2004 until December 30, 2004. Previously, Amadeus France SNC’s activity was disclosed in the “Passenger” segment.

13.1. Net income from discontinued operations

Information regarding discontinued operations :

In € millions Year ended March 31,	2007	2006	2005

Sales	-	-	71
Expenses	-	-	(65)
Gain on disposal	-	-	66
Income before tax	-	-	72
Income taxes	-	-	(13)
Net income from discontinued operations	-	-	59

Air France-KLM Group

For the year ended March 31, 2005, the gain on the disposal of subsidiaries and affiliates (€ 66 million) is mainly due to the sale of Amadeus France SNC to Amadeus GTD at December 30, 2004. This company was previously fully consolidated in the Air France-KLM consolidated financial statements. Between April 1, 2004 and December 30, 2004, the disposal date, operations of Amadeus France SNC have been classified as discontinued operations.

13.2. Impact on the cash flow statement of discontinued operations

Amadeus France’s contribution to the cash flows statement of the Group is as follows:

In € millions Year ended March 31,	2007	2006	2005

Cash flows from operating activities	-	-	6
Cash flows from investing activities	-	-	66
Cash flows from financing activities	-	-	(4)

14. EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the income for the period – Group share by the average number of shares outstanding during the period.

Diluted earnings per share are calculated by dividing the income for the period – Group share adjusted of effects of dilutive instruments’ exercise, by the average weighted number of shares outstanding during the period, adjusted for the effect of all dilutive potential ordinary shares.

14.1. Income for the period – Group share per share

Reconciliation of income used to calculate earnings per share

In € millions Year ended March 31,	2007	2006	2005

Income for the period – Group share	891	913	1 710

Dividends to be paid to priority shares	-	-	-
Income for the period – Group share	891	913	1 710
(used to calculate basic earnings per share)

Impact of potential ordinary shares :
- interest paid on convertible bonds (net of tax)	11	10	-

Income for the period – Group share	902	923	1 710
(used to calculate diluted earnings per share)

Air France-KLM Group

Reconciliation of the number of shares used to calculate earnings per share

In € millions Year ended March 31,	2007	2006	2005
Weighted average number of :
- Ordinary shares issued	269 386 917	269 383 518	264 898 897
- Treasury stock held regarding stock option plan	(3 306 962)	(5 107 510)	(4 440 889)
- Treasury stock held in stock buyback plan	(65 157)	(852 430)	(1 752 865)
Number of shares used to calculate basic earnings per share	266 014 798	263 423 578	258 705 143

Weighted average number of ordinary shares :
- Conversion of convertible bonds	22 609 756	20 628 132	-
- Conversion of warrants	6 474 815	-	-
- Exercise of stock options	1 084 072	175 362	189 861
Number of potential ordinary shares	30 168 643	20 803 494	189 861

Number of ordinary and potential ordinary shares used to calculate diluted earnings per share	296 183 441	284 227 072	258 895 004

14.2. Net income from continuing operations

Reconciliation of income used to calculate net income from continuing operations per share

Income used to calculate net income from continuing operations per share breaks down as follows :

In € millions Year ended March 31,	2007	2006	2005

Net income from continuing operations	887	921	1 637
Dividends to be paid to priority shares	-	-	-
Net income from continuing operations
(used to calculate basic earnings per share)	887	921	1 637

Impact of potential ordinary shares :
- interest paid on convertible bonds (net of tax)	11	10	-
Net income from continuing operations
(used to calculate diluted earnings per share)	898	931	1 637

Reconciliation of the number of shares used to calculate net income from continuing operations per share

The reconciliation of the number of shares used to calculate net income from continuing operations per share is presented in note 14.1.

Air France-KLM Group

14.3. Net income from discontinued operations per share

Net income from discontinued operations per share

In euros Year ended March 31,	2007	2006	2005
Net income from discontinued operations per share (basic)	-	-	0,23
Net income from discontinued operations per share (diluted)	-	-	0,23

Reconciliation of income used to calculate net income from discontinued operations per share

In € millions Year ended March 31,	2007	2006	2005

Net income from discontinued operations	-	-	59
Dividends to be paid to priority shares
Net income from discontinued operations
(used to calculate basic earnings per share)	-	-	59

Impact of potential ordinary shares :
- interest paid on convertible bonds (net of tax)
Net income from discontinued operations
(used to calculate diluted earnings per share)	-	-	59

Reconciliation of the number of shares used to calculate net income from discontinued operations per share

The reconciliation of the number of shares used to calculate net income from discontinued operations per share is presented in note 14.1

14.4. Non dilutive instruments

•	As of March 31, 2007

As of March 31, 2007, there were no non-dilutive instruments.

•	As of March 31, 2006

As of March 31, 2006, non-dilutive instruments comprised 45 090 617 equity warrants for new or existing shares, described in note 27.1 (45 093 299 as of March 31, 2005), and 3 821 040 stock options described in note 28, for an average exercise price of € 15.59 (4 763 763 stock options for an average exercise price of € 15.76 as of March 31, 2005).

•	As of March 31, 2005

Following the exchange offer for KLM shares into Air France-KLM shares 45 093 299 equity warrants for new or existing shares were issued in May 2004. These instruments are described in note 27.1.

Air France-KLM Group

14.5. Instruments issued after the closing date

No instrument was issued after the closing date.

15. GOODWILL

Detail of consolidated goodwill

In € millions Year ended March 31,	2007			2006			2005
	Gross value	Impairment	Net value	Gross value	Impairment	Net value	Gross value	Impairment	Net value
UTA	112	-	112	112	-	112	112	-	112
Régional	60	-	60	60	-	60	60	-	60
Britair	18	-	18	18	-	18	18	-	18
Cityjet	11	-	11	11	-	11	11	-	11
Others	3	-	3	7	-	7	4	-	4
Total	204	-	204	208	-	208	205	-	205

All the goodwill has been allocated to the « Passenger » business.

Movement in net book value of goodwill

In € millions Year ended March 31	2007	2006	2005

Opening balance	208	205	202
Additions	(1)	3	3
Reclassification	(3)	-	-
Disposals	-	-	-
Closing balance	204	208	205

Air France-KLM Group

16. INTANGIBLE ASSETS

In € millions	Trademarks and slots	Customers relationships	Other intangible assets	Total
Gross value
Amount as of April 1, 2004	26	-	135	161
Additions	-	-	23	23
KLM acquisition	280	107	48	435
Amount as of March 31, 2005	306	107	206	619
Additions	1	-	29	30
Disposals	(2)	-	(11)	(13)
Transfer	-	-	3	3
Amount as of March 31, 2006	305	107	227	639
Additions	3	-	35	38
Disposals	-	-	(3)	(3)
Transfer	-	-	2	2
Amount as of March 31, 2007	308	107	261	676
Depreciation and impairment
Amount as of April 1, 2004	(2)	-	(135)	(137)
Charge to depreciation	-	(15)	(15)	(30)
Transfers	2	-	(17)	(15)
Amount as of March 31, 2005	-	(15)	(167)	(182)
Charge to depreciation	-	(18)	(21)	(39)
Releases on disposal	-	2	11	13
Transfer	-	-	(3)	(3)
Amount as of March 31, 2006	-	(31)	(180)	(211)
Charge to depreciation	-	(16)	(26)	(42)
Releases on disposal	-	-	3	3
Transfer	-	-	(2)	(2)
Amount as of March 31, 2007	-	(47)	(205)	(252)
Net value
as of April 1, 2004	24	-	-	24
as of March 31, 2005	306	92	39	437
as of March 31, 2006	305	76	47	428
As of March 31, 2007	308	60	56	424

Trademarks KLM and Transavia and slots (takeoff and landing) were acquired by the Group as part of the acquisition of KLM. These intangible assets have an indefinite useful life as the nature of the assets means they have no time limit.

17. IMPAIRMENT

Concerning the methodology used for the asset impairment test, the Group has allocated ell goodwill and intangible assets with indefinite lives to the cash-generating units (CGU), which correspond to Group’s businesses (refer to “Accounting policies”).

The net book value of the “passenger” business tested includes € 201 million relating to goodwill and € 308 million relating to intangible assets with indefinite useful lives.

The recoverable value of the passenger CGU, the main CGU of the Group, which corresponds to its value in use, has been determined using :

-	the future discounted cash flows of the middle-term target validated by the management made for the three years after the date of the test, and
-	the discounted cash flows with a rate of increase which reflect the market consensus on the business.

Air France-KLM Group

-	They amount to 5% a year from year four to year ten, and 2% thereafter.

The discount rates are 7% and 7.4 % for the years ended March 31, 2007 and 2006, respectively. They correspond to the weighted average cost of the Group’s capital.

As of March 31, 2007, the sensitivity of the recoverable value of the passenger CGU to the variation of one point of the discount rate or of the rate of increase would not have any consequences regarding impairment.

18. TANGIBLE ASSETS

In € millions	Flight equipment					Other tangible assets					Total
	Owned aircraft	Leased aircraft	Assets in progress	Other	Total	Land and buildings	Equipment and machinery	Assets in progress	Other	Total
Gross value
Amount as of April 1, 2004	4 343	1 452	624	1 155	7 574	1 234	594	73	683	2 584	10 158
Additions	439	174	261	914	1 788	100	80	79	91	350	2 138
Disposals	(512)	(108)	-	(326)	(946)	(52)	(32)	-	(32)	(116)	(1 062)
KLM acquisition	1 026	1 997	235	291	3 549	553	144	80	28	805	4 354
Transfer	328	203	(69)	(299)	163	77	7	(69)	(4)	11	174
Currency translation adjustment	(28)	211	(20)	(1)	162	-	-	-	(1)	(1)	161
Amounts as of March 31, 2005	5 596	3 929	1 031	1 734	12 290	1 912	793	163	765	3 633	15 923
Additions	613	62	1 030	511	2 216	49	62	169	52	332	2 548
Disposals	(227)	(101)	(52)	(302)	(682)	(19)	(37)	(7)	(21)	(84)	(766)
Changes in consolidation scope	-	-	(32)	-	(32)	-	7	-	2	9	(23)
Transfer	231	310	(853)	324	12	139	26	(199)	(23)	(57)	(45)
Currency translation adjustment	11	-	14	-	25	-	(2)	-	-	(2)	23
Amounts as of March 31, 2006	6 224	4 200	1 138	2 267	13 829	2 081	849	126	775	3 831	17 660
Additions	662	397	547	431	2 037	116	100	56	75	347	2 384
Disposals	(259)	(31)	(30)	(335)	(655)	(59)	(22)	-	(16)	(97)	(752)
Changes in consolidation scope	-	(5)	-	(11)	(16)	-	(2)	-	-	(2)	(18)
Fair value hedge	-	-	111	-	111	-	-	-	-	-	111
Transfer	1 352	(131)	(597)	(636)	(12)	34	9	(37)	(3)	3	(9)
Currency translation adjustment	(7)	5	1	-	(1)	-	(1)	-	-	(1)	(2)
Amounts as of March 31, 2007	7 972	4 435	1 170	1 716	15 293	2 172	933	145	831	4 081	19 374
Depreciation and impairment
Amounts as of April 1, 2004	(528)	(103)	-	(436)	(1 067)	(640)	(436)	-	(485)	(1 561)	(2 628)
Charge to depreciation	(508)	(444)	-	(362)	(1 314)	(106)	(69)	-	(76)	(251)	(1 565)
Realases on disposal	282	25	-	300	607	25	21	-	24	70	677
Changes in consolidation scope	-	-	-	-	-	2	-	-	22	24	24
Transfer	(90)	83	-	(143)	(150)	-	(1)	-	(23)	(24)	(174)
Currency translation adjustment	26	4	-	(2)	28	(2)	5	-	1	4	32
Amounts as of March 31, 2005	(818)	(435)	-	(643)	(1 896)	(721)	(480)	-	(537)	(1 738)	(3 634)
Charge to depreciation	(591)	(294)	-	(485)	(1 370)	(110)	(73)	-	(64)	(247)	(1 617)
Realases on disposal	171	39	-	245	455	14	33	-	17	64	519
Transfer	(32)	32	-	-	-	1	7	-	37	45	45
Currency translation adjustment	3	(1)	-	(3)	(1)	-	-	-	-	-	(1)
Amounts as of March 31, 2006	(1 267)	(659)	-	(886)	(2 812)	(816)	(513)	-	(547)	(1 876)	(4 688)
Charge to depreciation	(716)	(311)	-	(461)	(1 488)	(115)	(72)	-	(65)	(252)	(1 740)
Loss for future disposal	(20)	-	-	-	(20)	-	-	-	-	-	(20)
Realases on disposal	209	25	-	329	563	24	19	-	14	57	620
Changes in consolidation scope	-	5	-	4	9	-	1	-	-	1	10
Transfer	(300)	36	-	271	7	(2)	(7)	-	5	(4)	3
Currency translation adjustment	3	(4)	-	-	(1)	-	-	-	-	-	(1)
Amounts as of March 31, 2007	(2 091)	(908)	-	(743)	(3 742)	(909)	(572)	-	(593)	(2 074)	(5 816)

Net value
As of April 1, 2004	3 815	1 349	624	719	6 507	594	158	73	198	1 023	7 530
As of March 31, 2005	4 778	3 494	1 031	1 091	10 394	1 191	313	163	228	1 895	12 289
As of March 31, 2006	4 957	3 541	1 138	1 381	11 017	1 265	336	126	228	1 955	12 972
As of March 31, 2007	5 881	3 527	1 170	973	11 551	1 263	361	145	238	2 007	13 558

Air France-KLM Group

Note 35 details the amount of pledged tangible assets.

Commitments to property purchases are detailed in notes 34 and 35.

The net value of tangible assets financed under capital lease amounts to € 3 811 million as of March 31, 2007 against € 3 912 million as of March 31, 2006 and € 3 710 million as of March 31, 2005.

19. CAPITAL EXPENDITURE

The detail of investments in property, plant and equipment and intangible assets presented in the consolidated cash flow statements is as follows:

In € millions Year ended March 31,	2007	2006	2005

Acquisition of tangible assets	2 384	2 548	2 138
Acquisition of intangible assets	38	30	23
Accounts payable on acquisitions and capitalized interests	(44)	(34)	(30)
	2 378	2 544	2 131

Air France-KLM Group

20. EQUITY AFFILIATES

Movements over the period

The table below presents the movement in equity affiliates :

In € millions	WAM Acquisition (Amadeus GTD)	Alpha Plc	Martinair	Kenya Airways	Other	Total
Value of share in investment as at March 31, 2004	287	31	-	-	21	339

Share in net income of equity affiliates	50	3	9	9	2	73

Distributions	(8)	(2)	-	-	-	(10)
Changes in consolidation scope	-	-	146	22	7	175
Transfers and reclassifications	-	2	-	-	-	2
Currency translation adjustment	-	(2)	-	-	-	(2)
Value of share in investments as of March 31, 2005	329	32	155	31	30	577
Share in net income of equity affiliates	14	4	(59)	15	3	(23)

Distributions	-	(3)	(1)	(2)	(1)	(7)
Changes in consolidation scope	-	-	-	-	5	5
First application of IAS 32 and 39	(30)	-	-	-	-	(30)
Amadeus transaction	(313)	-	-	-	-	(313)
Transfers and reclassifications	-	-	(3)	5	(5)	(3)
Currency translation adjustment	-	-	-	-	(2)	(2)
Value of share in investment as of March 31, 2006	-	33	92	49	30	204
Share in net income of equity affiliates	-	-	(7)	11	13	17

Distributions	-	(3)	-	-	(1)	(4)
Change in consolidation scope	-	-	-	-	18	18
Transfers and reclassifications	-	-	(1)	-	(2)	(3)
Currency translation adjustment	-	-	-	-	(4)	(4)
Value of share in investment as of March 31, 2007	-	30	84	60	54	228

As of March 31, 2007, the ownership structure of WAM Acquisition is as follows: 22.08% Air France, 11.04% Iberia, 11.04% Lufthansa, 50.34% Amadelux Investments and 5.5% by the management. The ownership structure of Alpha plc is as follows: 27% Servair ; the other shareholders are mainly institutional investors. The KLM and P&O Nedlloyd groups each held 50% of the capital of Martinair.

KLM held 26% of the capital of Kenya Airways.

Air France-KLM Group

During the year ended March 31, 2007, the WAM General Shareholders’ Meeting, held on March 28, 2007, decided on a dividend distribution of € 68 million. The Group’s share amounts to € 16 million and has been recorded in “Other non-current income and expenses”.

As of March 31, 2006, the ownership structure of WAM Acquisition was as follows: 23.4% Air France, 11.7% Iberia, 11.7% Lufthansa and 53.2% Amadelux Investments.

As of March 31, 2005, Air France-KLM owned a 23.36% interest in Amadeus, a Spanish company, which was accounted for as an equity method investment.

In July 2005, private equity funds (the “financial investors”) structured a leveraged buy out of Amadeus whereby WAM Acquisition S.A. (“WAM”), a newly created and highly leveraged company tendered all Amadeus class A and class B shares in cash. Air France-KLM’s portion of the total price paid in cash by the financial investors was €1,022 million at the date of the transaction.

Simultaneously, Air France-KLM and the financial investors entered into an investing agreement, whereby Air France-KLM invested €129 million in common stock of WAM (which represented an identical stake that it had in Amadeus, i.e. 23.36%). Additionally, Air France-KLM agreed to provide a shareholder loan to WAM for an amount of € 76 million. Such loan is subordinated to the senior credit agreement, bears interest and matures in 2020. There were no other equity instruments issued by WAM.

Beyond the investment and shareholder loan in WAM, the Group has not guaranteed any debt or entered into any “make-well agreements” that may require it to infuse cash into WAM under any circumstances.

Based on the above-described terms of the transaction, Air France-KLM considered that it contributed its historical stake (23.36%) in Amadeus to WAM for an identical stake in WAM plus a net cash distribution, WAM being the same company as Amadeus, only more leveraged. The Group’s economic interest in the Amadeus business was not reduced. Therefore, the Group accounted for the transaction as the receipt of a large distribution from an equity affiliate, with no reduction in ownership. Consistent with IFRS, such distribution was first reflected as a reduction of the carrying value of WAM. The amount of distribution in excess of the carrying value of WAM was then recognized as income as WAM’s distribution is not refundable by agreement or law and Air France-KLM is not liable for the obligations of the equity affiliate or otherwise committed to provide financial support to the affiliate.

The gain recognized by the Group during the year ended March 31, 2006 was computed as follows (in € million):

Cash received from WAM	1,022

Investment in cash for WAM Equity	(129)

Shareholders’ Loan in cash	(76)

Equity Investment in Amadeus before the transaction	(313)
Gain recognized	504

Additionally, the Group did not recognize its earnings in WAM following the leveraged buy out transaction. The Group will resume recognizing its share of earnings in WAM in accordance with IAS 28 only when Air France-KLM’s share of WAM’s cumulative net income equals the gain recognized in the transaction.

Air France-KLM Group

The ownership structure of Alpha plc was as follows: 27% by Servair ; the other shareholders were mainly institutional investors.

The KLM and P&O Nedlloyd groups each held 50% of the capital of Martinair. An impairment charge has been recorded on the Group’s investment in Martinair for an amount of € 59 million recorded in “Share of profits (losses) of associates”.

KLM held 26% of the capital of Kenya Airways.

As of March 31, 2005, Air France held 23.4% of Amadeus GTD, Iberia 18.3%, Lufthansa 5% and the general public 53.3%. Amadeus was listed for trading on a regulated market and the market value of Amadeus shares owned by the Group amounted to € 1 003 million.

The ownership structure of Alpha plc was as follows: 27% by Servair ; the other shareholders were mainly institutional investors.

The KLM and P&O Nedlloyd groups each held 50% of the capital of Martinair.

KLM held 26% of the capital of Kenya Airways.

Simplified financial statements of the main equity affiliates

The equity affiliates as of March 31, 2007 mainly concerned the following companies, in which the Group has a significant influence:

-	WAM Acquisition

WAM Acquisition is the holding company of the Amadeus group. The Amadeus group develops booking tools and technology solutions dedicated to business and leisure travels. This expertise makes it the global partner of choice for: travel agents, rail and airlines operators, hotel chains, car rental companies. Furthermore, the Amadeus group also partners businesses involved in the reservation and management of business travel.

-	Alpha Airport PLC (group publishing consolidated financial statements)

The Alpha Airports group provides retail and catering services for airlines and airports. The group operates over 200 retailing and catering outlets in 83 airports in 15 countries across five continents. The group’s inflight catering business offers a comprehensive range of catering logistics, flight catering and management services for over 100 airlines.

-	Martinair (group publishing consolidated financial statements)

Located in the Netherlands, Martinair’s core business is the air transport of passengers and freight out of Amsterdam.

-	Kenya Airways

Kenya Airways is a Kenyan airline based in Nairobi.

Air France-KLM Group

The financial information for the principal equity affiliates for the years ended March 31, 2005, 2006 and 2007 ( excluding consolidation adjustments) is presented below.

In € millions	WAM Acquisition (Amadeus GTD)	Alpha Plc	Martinair	Kenya Airways
	31/12/2004	31/01/2005	31/12/2004	31/03/2004
% holding as of March 31, 2005	23.4%	26.2%	50.0%	25.0%
Operating revenues	2 057	715	959	313
Operating income	343	22	23	28
Net income	208	13	13	13

Stockholder’s equity as of March 31, 2005	942	62	318	89

Total assets	1 675	243	682	310
Total liabilities and stockholder’s equity	1 675	243	682	310
	31/07/2005 (one month )	31/01/2006	31/12/2005	31/03/2005
% holding as of March 31, 2006	23.4%	26.1%	50.0%	25.0%
Operating revenues	180	807	1 121	464
Operating income	(68)	30	22	73
Net income / loss	(89)	20	17	43

Stockholders’ equity as of March 31, 2006	21	62	322	122

Total assets	5 252	294	710	465
Total liabilities and stockholders’ equity	5 252	294	710	465
	31/12/2006 (5 months )	31/01/2007	31/12/2006	31/03/2006
% holding as of March 31, 2007	22.1%	26.0%	50.0%	25.0%
Operating revenues	1 076	830	1 236	580
Operating income	47	12	(17)	90
Net income / loss	(80)	5	(13)	53

Stockholders’ equity as of March 31, 2007	(156)	61	281	197

Total assets	5 577	288	703	791
Total liabilities and stockholders’ equity	5 577	288	703	791

Other information

The share of WAM Acquisition’s loss that has not been recorded in the Group’s consolidated financial statements amounted to € (18) million for the year ended March 31, 2007. Given the negative net equity after neutralization of the sum reinvested by the Air France-KLM Group, its contribution to the consolidated financial statements is nil.

The closing date for the WAM Acquisition financial statements has changed. The duration of the financial year ended December 31, 2006 is, thus, five months. The loss of the previous year ended July 31, 2006 amounted to € (116) million, corresponding to a Group share of € (26) million.

Air France-KLM Group

Carrying value of listed equity affiliates

The carrying value of the Group’s stakes in listed equity affiliates is as follows at March 31, 2007:

In € millions	% interest	Net value	Market value*
Alpha Plc	26%	30	47
Kenya Airways	25%	60	130
*	Based on stock price as of March 31, 2007

21. Pension assets

In € millions Year ended March 31,	2007	2006	2005
Opening balance	1 903	1 767	23
Net periodic pension cost for the period	(13)	(115)	(106)
Contributions paid to the funds	207	249	226
Acquisition of KLM	-	-	1 624
Currency translation adjustment	-	2	-
Closing balance	2 097	1 903	1 767

The detail of these pension assets is presented in note 29.1.

22. Other financial assets

In € millions Year ended March 31,	2007		2006		2005
	Current	Non current	Current	Non current	Current	Non current
Marketable securities	533	-	865	-	578	-
Treasury shares	-	-	-	-	-	27
Loans and receivables	123	1 075	65	1 130	45	986
Miscellaneous financial assets	33	1	2	24	31	75
Financial assets available for sale	-	73	-	77	-	57
Other	-	-	-	-	-	15
Gross value	689	1 149	932	1 231	654	1 160

Impairment at opening	-	(49)	-	(47)	-	(44)
New impairment charge	-	(5)	-	(2)	-	(3)
Impairment at closing	-	(54)	-	(49)	-	(47)
Total	689	1 095	932	1 182	654	1 113

Loans and receivables

Loans and receivables mainly include deposits on flight equipment operating and capital leases.

Financial assets available for sale

In € millions	Fair Value	% interest	Stockholder’s equity	Net income	Stock price (in €)	Closing date
As of March 31, 2007
Alitalia (*)	26	2.00%	1 237	(221)	0.944	December 2006 (***)
Club Med (*)	17	2.00%	514	5	43.87	October 2006
Opodo	-	5.60%	22	(35)	NA	December 2005
Voyages Fram	9	8.70%	123	(5)	NA	December 2006
Others	21
Total	73
As of March 31, 2006
Alitalia (*) (**)	32	2.00%	1 462	(167)	1.15	December 2005
Austrian Airlines (*)	4	1.50%	566	(129)	8.39	December 2005
Opodo	3	5.94%	(4)	(50)	NA	December 2004
Voyages Fram	9	8.70%	123	(17)	NA	December 2004
Others	29
Total	77
As of March 31, 2005
Alitalia (*)	16	2.00%	1 264	(520)	0.228	December 2004
Austrian Airlines (*)	9	1.50%	631	40	7.87	December 2004
Opodo	-	8.30%	(15)	(64)	NA	December 2003
Voyages Fram	9	8.7%	142	(15)	NA	December 2003
Others	23
Total	57
(*)	Listed company
(**)	A reverse stock split occurred during the financial year, which replaced 30 old shares with 1 new share.
(***)

Because consolidated accounts for the year ended December 31, 2006 are not available, the amount of shareholder’s equity and net result are communicated based on the half-year figures as of June 30, 2006.

23. INVENTORY AND WORK IN PROGRESS

In € millions Year ended March 31	2007	2006	2005
Aeronautical spare parts	332	331	305
Other supplies	126	134	125
Production work in progress	4	2	55
Gross value	462	467	485

Opening valuation allowance	(127)	(103)	(116)
Charge allowance	(8)	(29)	-
Use of allowance	9	5	-
Releases of allowance no longer required	-	-	13
Reclassification	24	-	-
Closing valuation allowance	(102)	(127)	(103)
Net value of inventory	360	340	382

Air France-KLM Group

24. TRADE ACCOUNTS RECEIVABLE

In € millions
Year ended March 31,	2007	2006	2005
Passenger	1 448	1 330	977
Cargo	380	392	330
Maintenance	352	303	382
Airlines	459	503	438
Other	62	97	247
Gross value	2 701	2 625	2 374

Opening valuation allowance	(107)	(102)	(99)
Charge to allowance	(14)	(17)	(30)
Use of allowance	16	12	27
Reclassification	14	-	-
Closing valuation allowance	(91)	(107)	(102)
Net value	2 610	2 518	2 272

25. OTHER ASSETS

In € millions Year ended March 31,	2007		2006		2005
	Current	Non current	Current	Non current	Current	Non current
Suppliers with debit balances	71	-	70	-	153	-
State	83	-	79	7	82	-
Derivative instruments	456	589	1 022	973	88	299
Prepayments	223	-	294	-	304	-
Other debtors	445	15	296	102	347	37
Gross value	1 278	604	1 761	1 082	974	336

Opening valuation allowance	(5)	-	(5)	-	(5)	-

Charge to allowance	(4)	-	-	-	-	-
Use of allowance	3	-	-	-	-	-
Release of allowance no longer required	1	-	-	-	-	-
Reclassification	(2)	-	-	-	-	-

Closing valuation allowance	(7)	-	(5)	-	(5)	-
Net realizable value of other assets	1 271	604	1 756	1 082	969	336

Air France-KLM Group

26. CASH, CASH EQUIVALENTS AND BANK OVERDRAFTS

In € millions
Year ended March 31,	2007	2006	2005
Negotiable debt securities	15	25	32
Mutual funds (SICAV)	3 234	2 062	963
Bank deposits	-	639	654
Cash in hand	248	220	398
Total cash and cash equivalents	3 497	2 946	2 047
Bank overdrafts	(133)	(102)	(262)
Cash, cash equivalent and bank overdraft	3 364	2 844	1 785

27. EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF AIR FRANCE-KLM SA

27.1. Issued capital

As of March 31, 2007, the issued capital of Air France-KLM comprised 279 365 707 fully paid-up shares. Each share is entitled to one vote. The nominal value of each share amounts to 8.5 euros.

Authorized stock

Since July 12, 2005, the shareholders have delegated to the Board of Directors the power to carry out any capital increase (other than by way of an in-kind contribution), provided that this increase has been previously authorized by the shareholders.

Pursuant to the Combined Ordinary and Extraordinary Shareholders’ Meeting of Air France-KLM held on July 12, 2005, the Board of Directors has the authority, to issue ordinary shares and securities giving access via any and all means, immediately or in the future, to existing shares or shares to be issued by the Group, for a maximum amount of 66,905,034 shares.

Breakdown of stock and voting rights

The breakdown of stock and voting rights is as follows:

Year ended March 31,	% of capital			% of voting rights
	2007	2006	2005	2007	2006	2005

French State	18%	18%	23%	18%	19%	24%
Employees and former employees	11%	14%	12%	11%	14%	12%
Treasury shares	1%	2%	2%	-	-	-
Other	70%	66%	63%	71%	67%	64%
	100%	100%	100%	100%	100%	100%

The item “Employees and former employees” includes shares held by employees and former employees identified in funds or by a Sicovam code.

Air France-KLM Group

Other securities giving access to common stock

Following the Exchange Offer, 45,093,299 Equity Warrants for new or existing shares (Bons d’Acquisition et/ou de Souscription d’Actions (BASA) were issued. Three BASAs give the holder the right to purchase and/or subscribe to 2.066 new or existing shares of Air France-KLM stock, with a par value of 8.50 euros, at an exercise price of 20 euros per Air France-KLM share. BASA holders will have the option, at any time during a 24-month period beginning November 2005, to obtain new or existing shares, at the Group’s discretion, upon exercise of the BASA.

During the year ended March 31, 2007, 14 503 347 BASA were exercised, leading to the issuance of 9 982 189 shares and to the exchange of 5 106 existing shares.

As of March 31, 2007, 30 587 270 BASA remain floating.

The maximum potential increase in the equity capital of Air France-KLM is € 408 million.

27.2. Additional paid-in capital

Additional paid-in capital represents the difference between the nominal value of equity securities issued and the value of contributions in cash or in kind received by Air France-KLM.

In € millions
Year ended March 31,	2007	2006	2005

Equity part of Hybrid instruments	46	46	-
Other paid-in capital	493	384	384

	539	430	384

27.3. Treasury shares

	Treasury shares
	Number	In € millions

March 31, 2005	1 299 538	(19)
Change in the period	2 850 597	(39)
March 31, 2006	4 150 135	(58)
Change in the period	(2 088 796)	28
March 31, 2007	2 061 339	(30)

As of March 31, 2007, the Group held 2 060 365 shares of its own stock within the framework of stock option programs. The Group also held 974 shares of its own stock within the framework of a liquidity agreement approved by the Shareholders’ Meeting of July 12, 2005. All these treasury shares are classified as a reduction of equity.

As at March 31, 2005, shares held by the Group within the framework of stock option programs were classified as marketable securities amounting to € 27 million, Air France-KLM having implemented IAS 32 and 39 as of April 1, 2005 and in accordance with the exemption provided by IFRS 1.

Air France-KLM Group

27.4. Reserves and retained earnings

In € millions
Year ended March 31,	2007	2006	2005
Legal reserve	46	46	46
Distributable reserve	973	1 055	1 133
Derivatives and available for sale securities reserves	550	1 051	-
Aggregate results of consolidated subsidiaries	2 955	2 007	365
Net income (loss)	891	913	1 710
Total	5 415	5 072	3 254

As of March 31, 2007, the legal reserve of € 46 million represents 2% of Air France-KLM’s issued capital. French company law requires that a limited company (société anonyme) allocate 5% of its unconsolidated statutory net result each year to this legal reserve until it reaches 10% of the Group’s issued capital. The amount allocated to this legal reserve is deducted from the distributable income for the current year. This restriction on the payment of dividends also applies to each of the French subsidiaries on an individual statutory basis. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

The Board of Directors proposed a dividend distribution of € 134 million (€ 0.48 per share) subject to shareholder approval at the annual general shareholders’ meeting to be held on July 12, 2007.

28. SHARE BASED COMPENSATION

Outstanding share-based compensation plans

Plans	Grant date	Number of shares granted	Start date for option exercise	Date of expiry	Exercise price (euros)	Number of options exercised as of 31/03/2007
Stock-options plans

Air France – ESA 1998 options	30/05/2000	3 516 596	31/05/2005	31/05/2007	15.75	2 774 313
KLM - Plan A	30/06/2001	343 642	30/06/2004	20/10/2006	20.44	331 023
KLM - Plan B	30/06/2001	114 162	30/06/2004	20/10/2006	16.22	114 162
KLM - Plan A	30/06/2002	341 350	30/06/2004	19/10/2007	12.80	313 589
KLM - Plan B	30/06/2002	119 105	30/06/2004	19/10/2007	10.07	110 501
KLM	30/06/2003	355 379	30/06/2004	30/06/2008	6.48	321 531
KLM	30/06/2004	463 884	30/06/2004	25/06/2009	13.19	-
KLM	31/07/2005	390 609	31/07/2005	16/07/2010	13.11	-
KLM	31/07/2006	411 105	31/07/2006	26/07/2011	17.83	-

Air France-KLM Group

Other plans

Plans	Grant date	Number of shares granted	Date of expiry	Exercise price (euros)	Number of shares exercised as of 31/03/2007
Air France - ESA (*) 1998 pilots	01/05/1999	15 023 251	10/06/2033	14.00	15 023 251
Air France - KLM - ESA(*) 2003	01/02/2005	12 612 671	21/02/2005	14.00	12 612 671
Air France - KLM – ORS(**)	01/02/2005	8 414 273	21/02/2005	14.30	8 414 273

(*) ESA: Shares-for-salary exchange

(**) ORS: Offer reserved for employees

KLM stock-option plans granted from 2000 through 2004 vest over a three year period.

The vesting conditions of the options granted by KLM on July 31, 2006 and 2005 are such that one third of the options vest at grant date with further one-third after expiration of one and two years, respectively. Vesting is conditional on KLM achieving predetermined non-market performance criteria.

Changes in options

	Average exercise price (€)	Number of options
Options outstanding as of April 1, 2004	15.75	3 516 596
KLM acquisition	13.54	1 771 941
Options forfeited during the period	15.75	(19 659)
Options exercised during the period	7.31	(112 673)
Options granted during the period	-	-
Options outstanding as of March 31, 2005	15.18	5 156 205

Of which : options exercisable at March 31, 2005	13.97	1 659 268

Options forfeited during the period	21.36	(108 802)
Options exercised during the period	13.82	(1 406 655)
Options granted during the period	13.11	390 609
Options outstanding as of March 31, 2006	15.28	4 031 357

Of which : options exercisable at March 31, 2006	15.28	4 031 357

Options forfeited during the period	14.30	(10 741)
Options exercised during the period	16.05	(2 445 791)
Options granted during the period	17.83	411 105
Options outstanding as of March 31, 2007	14.87	1 985 930

Of which : options exercisable at March 31, 2007	14.87	1 985 930

Options by range of exercise prices

Range of exercise prices per share	Number of options	Weighted average remaining life (years)	Weighted average exercise price per share (in euros)
From 5 to 10 euros per share	33 848	1.25	6.48
From 10 to 15 euros per share	869 476	2.68	13.11
From 15 to 20 euros per share	1 082 606	1.75	16.54
Total	1 985 930	2.15	14.87

Air France-KLM Group

28.1. Plans granted prior to November 7, 2002

In accordance with the transitional provisions of IFRS 2, only plans granted after November 7, 2002 and not yet vested as of April 1, 2004 have been valued and recorded as salary expense. IFRS 2 is therefore not applicable to the plans described below :

On October 28, 1998, Air France signed an agreement granting Air France shares to pilots in return for a reduction in salary (these shares being attributed by the French State, the major shareholder at the time). The offer was launched on May 1, 1999 and closed on May 31, 1999. By the end of the offer, 15,023,251 shares were allocated to pilots. Payment for these shares, priced at € 14, was to be made through a reduction in salary spread over (i) a 7 year period for 10,263,001 shares and (ii) the remaining career of pilots for the remaining 4,760,250 shares.

For the year ended March 31, 2007, 1 916 shares had been returned. For the year ended March 31, 2006, 12 477 shares had been returned. For the year ended March 31, 2005, 26 160 shares had been returned.

Moreover, within the same agreement, Air France also granted 3,516,596 stock purchase options on May 30, 2000 to certain of its employees. These options will be exercisable at € 15.75 per share between May 31, 2005 and May 31, 2007. These options were granted without vesting conditions of service and were considered vested at their grant date May 30, 2000.

As of March 31, 2007, 1 906 243 of these options had been exercised and none forfeited. As of March 31, 2006, 868,070 of these options had been exercised and 50,290 forfeited. As of March 31, 2005, none of these options had been exercised and 19,659 had been forfeited

28.2. Plans granted after November 7, 2002

Stock-option plans

Prior to the combination with Air France, members of the Management Board and the key executives of KLM had been granted KLM stock options.

Within the combination agreement between KLM and Air France, stock-options and SAR (Share Appreciation Rights) that were not exercised during the operation were modified on May 4, 2004, so that their holders could purchase Air France-KLM shares and SARs attached to Air France-KLM shares.

The shares held by KLM within this plan were converted into Air France-KLM shares and transferred to a foundation whose sole purpose is their retention until the stock options are exercised or forfeited.

The fair value of these options, amounting to € 10 million, was determined at the acquisition date of KLM (i.e. May 1, 2004) using the Black and Scholes model with the following assumptions:

Fair value at grant date (in € millions)	10

Share price (in €)	16.61 €
Option exercise price (in €)	Between € 6.48 and € 32.86
Historical volatility of dividends on the shares	33.7%
Option duration	Between 0.46 and 4.17 years
Share’s expected dividend yield	1.40%
Risk free interest rate	Between 2.06% and 3.26%

Air France-KLM Group

The fair market value of the options given by KLM after its acquisition by Air France has been determined using the Black & Scholes pricing model and the following assumptions:

	Plan granted on July 31, 2006	Plan granted on July 31, 2005
Fair value at grant date (in € millions)	2	1

Share price (in €)	19.33 €	13.50 €
Option exercise price (in €)	17.83 €	13.11 €
Historical volatility of dividends on the shares	25.23%	22.29%
Option duration	5 years	5 years
Share’s expected dividend yield	1.14%	3.22%
Risk free interest rate	3.99%	2.88%

2003 Shares-for-salary exchange (ESA 2003)

On February 1, 2005, the Group launched a shares-for-salary exchange scheme, in which all Air France employees residing in France were offered the opportunity to purchase Air France-KLM shares at a price of € 14 per share in exchange for wage concessions over a 6-year period. The offer was limited to a maximum of 13,186,853 ordinary shares. At the date the offer was closed, February 21, 2005, Air France employees had acquired 12,612,671 Air France-KLM shares.

These shares were granted by the French State, the largest Air France-KLM shareholder, subject to a € 109 million payment by Air France-KLM. The wage concessions cover the period from May 2005 to May 2011.

In the event an employee leaves the Group prior to the end of the six-year period, the unvested shares are returned to Air France which, in turn, returns them to the French State. The fair value of the services provided under the shares-for-salary exchange scheme was calculated on the basis of the market price of the Air France-KLM share on the date the offer was closed, namely 14.30 euros and amounts to € 180 million. The corresponding salary expense covers the acquisition period of voting rights from May 2005 to May 2011. Each installment, corresponding to the annual decrease of salary, is treated as a separate grant. The ESA 2003 plan share-based payment is therefore recognized on a straight-line basis over the requisite service period for each separately vested portion.

Offer Reserved for Employees (ORS)

Pursuant to the privatization law of August 6, 1986, the French State, the main Air France-KLM shareholder, on February 1, 2005 offered employees the opportunity to subscribe to Air France-KLM shares under the following preferential conditions:

-	a subscription price at a 20% discount to the market price of the Air France-KLM share;
-	the allocation of bonus shares ;
-	an employer’s contribution of up to 40% of the amount subscribed by employees ;
-	payment facilities.

The offering covered a maximum of 8,414,273 shares. At the close of the offer, on February 21, 2005, the entire offering had been taken up. No vesting conditions were applicable after the allocation date of this scheme. The service cost within the framework of this scheme was calculated on the basis of the Air France-KLM share price at the date on which the offer closed, namely 14.30 euros, except for the employer’s contribution which was accounted for on the basis of its nominal value. Given that this scheme was not subject to any vesting condition, a cost of € 69 million was recorded in the year ended March 31, 2005.

Salary expenses related to share-based compensation

In € millions Year ended March 31,	Note	2007	2006	2005
ESA 2003		(31)	(29)	-
ORS		-	-	(69)
Stock option plan		(1)	-	-
Salary expense	7	(32)	(29)	(69)

29. PROVISIONS AND RETIREMENT BENEFITS

In € millions	Retirement benefits note 29.1	Restitution of aircraft	Restruc- turing	Litigation	Others	Total
Amount as of April 1, 2004	658	279	13	64	51	1 065
New provision	102	139	18	12	89	360
Use of provision	(50)	(108)	(45)	(7)	(23)	(233)
Reversal of unnecessary provisions	-	(31)	-	(2)	-	(33)
Acquisition of KLM	347	67	59	-	-	473
Currency translation adjustment	(4)	5	3	-	3	7
Discount impact	-	1	-	-	-	1
Amount as of March 31, 2005	1 053	352	48	67	120	1 640
On which : non-current	1 053	281	16	61	105	1 516
current	-	71	32	6	15	124
New provision	74	136	1	63	39	313
Use of provision	(129)	(129)	(31)	(14)	(18)	(321)
Reversal of unnecessary provisions	-	-	(1)	-	-	(1)
Currency translation adjustment	7	-	-	-	-	7
Discount impact	-	7	-	-	-	7
Amount as of March 31, 2006	1 005	366	17	116	141	1 645
On which : non-current	1 005	261	-	66	121	1 453
current	-	105	17	50	20	192
New provision	117	144	35	23	45	364
Use of provision	(130)	(121)	(13)	(6)	(67)	(337)
Reversal of unnecessary provisions	-	(4)	-	(2)	(2)	(8)
Currency translation adjustment	(2)	(3)	-	-	-	(5)
Discount impact	-	(8)	-	-	-	(8)
Reclassification	-	-	-	(39)	-	(39)
Amount as of March 31, 2007	990	374	39	92	117	1 612
On which : non-current	990	221	32	32	112	1 387
current		153	7	60	5	225

Movements in provisions for retirement benefits which have an impact on the income statement are recorded in “salaries and related costs”.

Movements in provisions for restructuring which have an impact on the income statement are recorded in “other non-current income and expenses” when the plans covered have a material impact.

Movements in provisions for restitution of aircraft which have an impact on the income statement are recorded in “provisions” except for discount impact which is recorded in “other financial income and expenses”.

Movements in provisions for litigation and in provisions for other risks and charges which have an impact on the income statement are recorded, depending on their nature, in the different captions of the income statement. As of March 31, 2007, a new provision of € 11 million has been recorded in “other non-current income and expenses” corresponding to a fiscal risk other than income tax.

29.1. RETIREMENT BENEFITS

The Group has a large number of retirement and other benefits plans for the majority of its employees. The specific characteristics (benefit formulas, funding policies and types of assets held) of the plans vary according to the regulations and laws in the particular country in which the employees are located. Several of the plans are defined benefit plans.

Air France-KLM Group

The € 7 627 million increase in obligation and € 8 912 million increase in the value of the plan’s pension fund assets were due to the acquisition of KLM, as of April 30, 2004. These amounts correspond to the fair value of obligations and plan assets at the date of the inclusion of KLM in the consolidation scope. They are shown in the breakdown of pension benefit obligations and other benefits on the line “Acquisition of KLM”.

The Group has accounted for the actuarial gains and losses directly in equity as of April 1, 2004, the transition date to IFRS, in accordance with the exemptions provided by IFRS 1.

Since April 1, 2004, the Group amortizes actuarial gains and losses if at the beginning of the period the net unrealized actuarial gain or loss exceeds 10% of the greater of the projected obligation or the market value of plan assets.

Ceiling of the pension fund surplus

For a certain number of pensions obligations, the Group funds pensions funds.

The obligations of KLM Group are for the most part funded in accordance with Dutch regulation and the Group’s collective agreement. With regard to the level of coverage of the commitments, particularly for the pilots’ program, significant “safeguard” constraints force the Group to be always in a position of “over-coverage”.

Actuarial assumptions used

Actuarial valuations of the Group’s benefit obligation were computed as of March 31, 2007, 2006 and 2005. These calculations include:

•	Assumptions on staff turnover, life expectancy and salary inflation.
•	A retirement age of 55 to 65 depending on localizations and applicable laws.
•	Discount rates used to determine the actuarial present value of the projected benefit obligations are as follows :

Year ended March 31,	2007	2006	2005
Euro zone	Between 4.3% and 4.75%	Between 4.1% and 4.5%	Between 4.5% and 5.25%
United Kingdom	5.24%	Between 4.8% and 4.9%	Between 5.3% and 5.4%
USA-Canada	Between 5.1% and 6.0%	Between 4.8% and 5.8%	Between 5.25% and 6.5%
Other countries	Between 1.7% and 11.0%	Between 1.7% and 15.25%	Between 1.9% and 11%

•	Expected long-term rates of return for plan assets are as follows :

Year ended March 31,	2007	2006	2005
Euro zone	Between 4.0% and 7.0%	Between 4.0% and 7.0%	Between 5.0% and 7.0%
United Kingdom	Between 4.9% and 6.8%	Between 6.1% and 6.8%	6.8%
USA-Canada	Between 5.5% and 7.0%	Between 6.1% and 6.8%	Between 6.8% and 7.5%
Other countries	Between 4.3% and 10.6%	Between 0.5% and 12.0%	Between 4.8% and 11%

Expected average long-term rates of return for plan assets have been determined based on the expected long-term rates of return of the different asset classes: equities, bonds, real estate or other weighted according to the asset allocation strategy in these schemes. A risk premium is used for each asset class with reference to a market risk free rate.

Air France-KLM Group

•	Assumption on increase in healthcare costs :

Year ended March 31,	2007	2006	2005

Netherlands	4.45%	7.25%	-
USA-Canada	Between 8% and 10.0%	10.0%	8.5%

The sensitivity of the annual charge and the obligation to the variation in healthcare costs of the schemes is as follows:

In € millions	Sensitivity of the assumptions for year ended March 31, 2007

Increase by 1% of healthcare costs
Impact on the cost	1
Impact on the obligation	4
Decrease by 1% of healthcare costs
Impact on the cost	(1)
Impact on the obligation	(4)

On average, the main assumptions used in the actuarial valuations of obligations are summarized below :

Year ended March 31,	Pension benefits			Other benefits
	2007	2006	2005	2007	2006	2005

Discount rate	4.51%	4.49%	4.55%	5.64%	4.49%	4.55%
Salary inflation rate	2.62%	2.70%	2.91%	-	-	-
Expected long-term rate of return on plan assets	5.70%	5.70%	5.13%	-	-	-

Air France-KLM Group

Changes in benefit obligations

The following chart details the reconciliation between the benefits obligation and plan assets of the Group and the amounts recorded in the financial statements for the years ended March 31, 2007, 2006 and 2005.

(In € millions)	Pension benefits			Other benefits
	2007	2006	2005	2007	2006	2005
Benefit obligation at beginning of year	10 921	10 313	1 680	74	115	3

Service cost	368	359	275	-	2	2
Interest cost	489	461	447	2	6	5
Employees’ contribution	40	36	32	-	-	-
Plan amendments	150	49	16	-	-	-
Acquisition of KLM	-	-	7 528	-	-	99
Settlements / curtailments	(28)	(11)	(1)	(20)	(55)	-
Benefits paid	(423)	(398)	(352)	(2)	(5)	(8)
Actuarial loss / (gain)	68	106	707	4	8	14
Currency translation adjustment	(3)	6	(19)	(4)	3	-
Benefit obligation at end of year	11 582	10 921	10 313	54	74	115
Including benefit obligation resulting from schemes totally or partly financed	11 419	10 802	10 161	-	-	-
Including not-financed benefit obligation	163	119	152	54	74	115
Fair value of plan assets at beginning of year	12 538	10 782	1 024	-	-	-
Actual return on plan assets	921	1 747	913	-	-	-
Employers’ contributions	323	358	261	-	-	-
Employees’ contributions	40	37	32	-	-	-
Acquisition of KLM	-	-	8 912	-	-	-
Settlements / curtailments	(6)	(6)	-	-	-	-
Benefits paid by the assets	(408)	(383)	(345)	-	-	-
Currency translation adjustment	(4)	3	(15)	-	-	-
Fair value of plan assets at end of year	13 404	12 538	10 782	-	-	-

Funded status	1 822	1 617	469	(54)	(74)	(115)
Unrecognized prior service cost	190	59	25	-	-	-
Unrecognized actuarial (gains) / losses	(857)	(710)	322	6	6	13
Prepaid (accrued) pension cost	1 155	966	816	(48)	(68)	(102)
Amounts recorded in the balance sheet(*) :
Pension asset (note 21)	2 097	1 903	1 767	-	-	-
Provision for retirement benefits	(942)	(937)	(951)	(48)	(68)	(102)
Net amount recognized	1 155	966	816	(48)	(68)	(102)
Net periodic cost :
Service cost	368	359	275	-	2	2
Interest cost	489	461	447	2	6	5
Expected return on plan assets	(714)	(616)	(532)	-	-	-
Settlement / curtailment	(18)	(8)	-	(16)	(44)	-
Amortization of prior service cost	19	12	15	-	-	-
Amortization of unrecognized actuarial (gain) loss	(1)	16	(4)	1	4	-
Other	-	(1)	-	-	-	-
Net periodic cost	143	223	201	(13)	(32)	7
Amount of obligation calculated with salaries at the end of the year (Accumulated Benefit Obligation) :
All plans	10 018	9 656	9 081	-	-	-
Plans with an accumulated benefit obligation in excess of plan assets	986	965	1 793	-	-	-

(*) Except for those pension plans for which the balance is a net asset fully recorded as a non-current asset, all the obligation is recorded as non-current liabilities.

Air France-KLM Group

The benefit obligation, fair value of plan assets and experience adjustments are as follows :

In € millions	Benefit obligation	Fair value of plan assets	Funded status	Experience adjustments on
				Benefit obligation	Plan asset
As of March 31, 2007	11 636	13 404	1 832	230	212

Asset allocation

The weighted average allocation of funds invested in Group pension plans as of March 31, 2007, 2006 and 2005 is as follows:

Year ended March 31,	Funds invested
	2007	2006	2005
Equities	41%	40%	50%
Bonds	44%	48%	37%
Real estate	6%	10%	10%
Insurer assets	8%	-	-
Short term investments	1%	0%	2%
Other	-	2%	1%
Total	100%	100%	100%

Expected cash outflows

The table below shows the expected cash outflows on pensions and other post-employment benefits over the next ten years:

In € millions	Pensions and similar benefits

Estimated contribution to be paid in year 2007-08	371

Estimated benefit payments :
2008	417
2009	437
2010	460
2011	475
2012	505
2013-2017	2 669

29.2. OTHER PROVISIONS

Provisions for the restitution of aircraft under operating leases

The provisions for the restitution of aircraft under operating leases correspond to the commitments made by Air France-KLM under the aircraft operating leases signed with lessors at the time its financial statements are established.

Air France-KLM Group

Restructuring provision

The restructuring provisions relate to detailed, formal restructuring plans which have been communicated to the employees involved.

KLM had booked, prior to May 1, 2004, a restructuring provision amounting to € 75 million, to cover redundancy costs associated with the execution of a cost-cutting program. At the date of acquisition by the Group, this provision amounted to € 59 million. The remaining provision was € 2 million, € 8 million and € 32 million as of March 31, 2007, 2006 and 2005, respectively.

The new provision recorded this year relates to a restructuring plan for flight deck crew on an aircraft type to be withdrawn from Air France fleet.

Provision for litigation with third parties

An assessment of litigation risks with third parties was carried out with the group’s attorneys and provisions were recorded whenever circumstances rendered it necessary.

Provisions for litigation with third parties also include provisions for tax risks. Such provisions are set up when the Group considers that the tax authorities could challenge a tax position adopted by the Group or one of its subsidiaries.

Other provisions

Other provisions are mainly provisions for power-by-hour contracts (maintenance activity of the Group).

29.3. CONTINGENT LIABILITIES

The Group is involved in several disputes, and the potential losses have not been recorded in the consolidated financial statements.

The Group was definitively removed by the Court of Appeals of Richmond, Virginia on December 9, 2004, from in the HALL action, the name of one of the travel agents who had filed a class action suit against American and European airlines, including Air France and KLM, accusing them of illegal agreements to reduce the commissions collected on the sale of airline tickets.

A lawsuit based on the same complaints, filed by fifty travel agents acting individually against the same airlines is still pending in the Federal Court of the Northern District of Ohio. However, given the small number of agents involved in this action, the financial stakes for the Group are not significant. No provisions have been recorded in connection with this suit.

In the dispute between Servair a subsidiary of the Group, and its employees for payment of meal times, all judgments issued to date by the courts have dismissed the claims of the employees involved. Only one proceeding with 255 employees is still pending before the Labor Board. This action, like the preceding cases, is considered to be not relevant by the Group and no provisions have been recorded. After March 31, 2007, discussions have been opened to settle the case on a reasonable basis.

As of February 14, 2006, authorities from the EU Commission and the US Department Of Justice (DOJ) presented themselves at the offices of Air France and KLM, as well as most airlines and world major cargo operators, formally requesting information about an alleged conspiracy to fix the price of air shipping services. Skyteam Cargo, a Company in which Air France held shares, was subject to the same investigations.

Air France-KLM as well as Air France and KLM are cooperating with these investigations.

As of March 31, 2007, over 140 purported class action lawsuits were filled in the US against air cargo operators including Air France-KLM, Air France, KLM and/or related entities. Plaintiffs allege that defendants engaged

Air France-KLM Group

in a conspiracy to fix the price of air shipping services since January 1, 2000 including various surcharges in air cargo services in violation of antitrust laws. They consequently seek compensatory damages and treble monetary damages in unspecified amounts, costs and attorney’s fees, as well as injunctive relief amounting to triple amount of compensatory damages. These actions have been transferred and consolidated before the US District Court of the Eastern District of New-York. The consolidated case is currently in the pleading process, with the first consolidated amended complaint filed by the plaintiffs in February 2007. Air France and KLM intend to defend these cases vigorously.

At this time, Air France-KLM is unable to predict the outcome of these investigations requested by antitrust and civil litigation authorities, or the amount of penalties and compensatory damages which could be due.

On July 20, 2006, Air France was placed under formal investigation for (i) possible illegal employment practices and (ii) being a possible accessory to misappropriation of funds by Pretory, a company that supplied on board safety guards to Air France for flights to the US or other destinations following the September 11 terrorist attacks.

Air France has denied any illegal practice and immediately filed an appeal against the judge’s decision. As of March 31, 2007, this appeal was still pending before the Paris Court of Appeal.

To the Group’s knowledge, there is no other litigation, arbitration or other threatened or pending disputes that could have or has had in the recent past a material impact on the financial position, earnings, business or holdings of the Group.

30. FINANCIAL DEBT

In € millions Year ended March 31,	2007	2006	2005
Non current financial debt
Perpetual subordinated loan stock in Yen	204	226	225
Perpetual subordinated loan stock in Swiss francs	258	265	270
Repackaged perpetual loans	-	122	152
OCEANE (convertible bonds)	386	382	-
Bonds	550	-	-
Capital lease obligations	3 917	4 668	5 008
Other long-term debt	2 104	2 163	2 234
	7 419	7 826	7 889

Current financial debt
Perpetual subordinated loan stock	122	25	23
Capital lease obligations (current portion)	657	763	444
Accrued interest	95	107	79
Other	224	365	498
	1 098	1 260	1 044

During the year ended March 31, 2007, the Group reimbursed in advance debt amounting to € 409 million, without penalty.

Air France-KLM Group

30.1. Perpetual subordinated loan stock

30.1.1 Perpetual subordinated loan stock in Yen

The perpetual subordinated loan stock in Yen was issued by KLM in 1999 for a total amount of 30 billion Yen, i.e. € 204 million as of March 31, 2007.

The perpetual subordinated loan stock in Yen is subject to the payment of a coupon considered to be fixed-rate (5.065% on a 10 billion Yen portion, and 4.53% on a 20 billion Yen portion) after swaps.

The debt is perpetual ; the date of reimbursement is, however, expected to be August 28, 2019. The debt’s reimbursement does not involve a premium. A premium would be due if the debt were to be reimbursed in a currency other than the yen. The borrower would also have to reimburse the issuer for all reasonable legal fees.

This debt is subordinated to all other existing and future KLM debts.

30.1.2 Perpetual subordinated loan stock in Swiss francs

The perpetual subordinated loan stock in Swiss francs was issued by KLM in two tranches in 1985 and 1986 for a total original amount of 500 million Swiss francs. The subordinated loan amounts to 420 million Swiss francs, i.e. € 258 million as of March 31, 2007.

This loan is subject to the payment of a coupon considered to be fixed-rate (5 3/4% on a 270 million Swiss francs portion and 2 7/8% on a 150 million Swiss francs portion) for the years ended as of March 31, 2007, 2006 and 2005.

This debt is subordinated to all other existing and future KLM debts.

30.2. Repackaged perpetual loan securities

The Group issued two repackaged perpetual loan securities, one in June 1989 and the other in May 1992, for respective approximate amounts of € 381 million and € 395 million.

The first issue, restructured as a loan in 1998, was repurchased by Air France during the financial year to March 31, 2006.

Interest paid by Air France on the nominal amount of the debt is recorded as financial expenses. Interest received from the zero coupon deposit (or equivalent) is offset against financial expense, and the counterpart from the debt. The net debt balance is repaid over 15 years. As of March 31, 2007, the 1992 perpetual loan represents a current portion amounting to € 122 million.

In France, the tax regime for perpetual loans was approved by the tax authorities and interests is thus deductible for the portion effectively received.

30.3. OCEANE (Convertible bonds)

On April 22, 2005, Air France issued convertible bonds maturing in 15 years. The conversion option allows for conversion and/or exchange at any time into new or existing Air France-KLM shares (OCEANE). 21 951 219 bonds were issued for a total amount of € 450 million. Each bond has a nominal value of € 20.50.

The maturity date was fixed at April 1, 2020. Bonds holders may ask for reimbursement as of April 1, 2012 and April 1, 2016. Air France holds a call option triggering early cash reimbursement which can be exercised starting April 1, 2010 under certain conditions prompting OCEANE holders to convert into Air France-KLM stocks. The annual coupon is 2.75% payable in arrears at the end of each period ended April 1.

The conversion period of these bonds started as of June 1, 2005 and ends March 23, 2020.

Air France-KLM Group

Upon issue of this convertible debt, Air France-KLM recorded a debt of € 379 million, corresponding to the present value of future payments for interest discounted at the rate of a similar bond without a conversion option.

The option value was evaluated by deducting this debt value from the total nominal amount (i.e. € 450 million) and was recorded in equity (see note 27.2).

30.4. BONDS

On September 11, 2006, the company Air France, a subsidiary of the Air France-KLM Group issued € 550 million of bonds maturing on January 22, 2014. The characteristics of these bonds are as follows :

-	Amount: € 550 million
-	Coupon: 4.75%
-	Starting date: September 11, 2006
-	Settlement date: September 22, 2006
-	Maturing date: January 22, 2014

30.5. Capital lease commitments

The breakdown of total future minimum lease payments related to capital leases is as follows :

As of March 31, In € millions	2007	2006	2005

Aircrafts
Future minimum lease payments – due dates
N+1	813	979	671
N+2	624	974	974
N+3	603	632	946
N+4	610	682	581
N+5	535	648	495
Over 5 years	1 968	2 381	2 227
Total	5 153	6 296	5 894
Including interest	873	1 224	713
Principal	4 280	5 072	5 181

Buildings
Future minimum lease payments – due dates
N+1	42	45	35
N+2	42	44	35
N+3	41	44	34
N+4	41	42	33
N+5	41	41	32
Over 5 years	215	273	211
Total	422	489	380
Including interest	131	133	112
Principal	291	356	268

Other property, plant and equipment	3	3	3

The lease expenses over the period do not include contingent leases. Deposits made on purchase options are presented in note 22.

Air France-KLM Group

30.6. Other long-term debt

Other long-term debt breaks down as follows :

In € millions Year ended March 31,	2007	2006	2005

Flight equipment securitization	367	394	421
Reservation of ownership clause and mortgage debt	1 059	1 747	1 966
Other long term debt	902	387	345
Total	2 328	2 528	2 732

•	Flight equipment securitization

In July 2003, Air France finalized the securitization of flight equipment for an amount of € 435 million.

This financing arrangement was secured by a portfolio of sixteen aircraft valued at € 525 million. Three ten-year debt tranches were issued:

-

a senior A1 floating rate tranche of € 98 million with a final maturity of July 20, 2013. As of March 31, 2007, this tranche’s book value amounted to € 71 million, compared with € 82 million as of March 31, 2006 and € 93 million as of March 31, 2005.

-	A senior A2 fixed rate (4,575%) non amortized tranche of € 194 million with a final maturity of July 20, 2013.

-

A mezzanine floating rate B tranche of € 143 million with a final maturity of July 20, 2013. As of March 31, 2007, this tranche’s book value amounted to € 102 million, compared with € 118 million as of March 31, 2006 and € 135 million as of March 31, 2005.

The floating rate of the A1 and B tranche averaged 4.37% for the period ended March 31, 2007 compared with 4.03% for the period ended March 31, 2006 and with 3.81% as of March 31, 2005.

•

Mortgage debt is a debt secured by a mortgage on an aircraft. The mortgage is filed at the national civil aviation authority (the DGAC in France) in order to be publicly available to third parties. A mortgage grants to the mortgagee a right to enforce the security (by order of a judge) the sale of the asset and a priority claim on the sale proceeds in line with the amount of the loan, the balance reverting to the other creditors

30.7. Maturity analysis

The maturities of long-term debts break down as follows:

In € millions Year ended March 31,	2007	2006	2005

Maturities in
N+1	1 098	1 260	1 044
N+2	814	1 081	1 205
N+3	698	883	957
N+4	734	749	840
N+5	662	763	680
Over 5 years	4 511	4 350	4 207
Total	8 517	9 086	8 933

Air France-KLM Group

30.8. Currency analysis

The breakdown of all long-term debt by currency after impact of derivative instruments is as follows:

In € millions Year ended March 31,	2007	2006	2005

Euro	7 669	7 938	7 629
US dollar	659	792	890
Swiss franc	268	274	281
Yen	1	22	29
Pound Sterling	74	59	100
Other	1	1	4
Cross currency interest rate swap	(155)	-	-
Total	8 517	9 086	8 933

30.9. Credit lines

The Group had credit lines amounting to € 1 756 million as of March 31, 2007. The two main credit lines, undrawn as of March 31, 2007, amounted respectively, to € 1 200 million and to € 540 million. They mature in April and July 2010, respectively. Moreover, the Group had medium term credit lines of 16 million (€ 15 million had been drawn as of March 31, 2007), maturing between April, 2007 and March 2011.

31. OTHER LIABILITIES

In € millions Year ended March 31,	2007		2006		2005
	Current	Non current	Current	Non current	Current	Non current
Tax liabilities	359	-	352	-	234	-
Employee-related liabilities	928	-	882	-	739	3
Non current assets’ payables	205	-	178	-	214	-
Financial derivatives	219	249	220	154	88	218
Deferred income	43	-	57	-	128	-
Other	581	152	580	263	577	260
Total	2 335	401	2 269	417	1 980	481

Air France-KLM Group

32. FINANCIAL INSTRUMENTS

32.1.	Derivative instruments

•	Year ended March 31, 2007

Book value in € millions	Assets		Liabilities
	non-current	current	non-current	current
Currency exchange risk (operating and financial operations)
Fair value hedge	5	2	96	50
Cash flow hedge	17	30	11	32

Interest rate risk (operating and financial operations)
Cash flow hedge	61	1	23	2
Fair value hedge	27	16	90	34
Trading derivatives	50	-	9	1

Commodities risk
Fair value hedge	-	-	-	-
Cash flow hedge	429	407	20	100

Air France-KLM Group

•	Year ended March 31, 2006

Book value in € millions	Assets		Liabilities
	non-current	current	non-current	current
Currency exchange risk (operating and financial operations)
Fair value hedge	16	11	26	42
Cash flow hedge	-	47	-	25

Interest rate risk (operating and financial operations)
Cash flow hedge	36	3	35	4
Fair value hedge	108	24	73	-
Trading derivatives	49	-	9	-

Commodities risk
Fair value hedge	-	-	-	-
Cash flow hedge	764	937	11	149

•	As of April 1, 2005 (date of first implementation of IAS 32 and 39)

Book value in € millions	Assets		Liabilities
	non-current	current	non-current	current
Currency exchange risk (operating and financial operations)
Fair value hedge	1	13	140	98
Cash flow hedge	-	26	3	22

Interest rate risk (operating and financial operations)
Cash flow hedge	(5)	-	77	5
Fair value hedge	123	1	137	2
Trading derivatives	69	-	23	-

Commodities risk
Fair value hedge	-	-	-	-
Cash flow hedge	674	663	38	124

Air France-KLM Group

Interest rate derivatives:

Exposure to interest rate risk

In order to manage interest rate risk, on short-term and long–term borrowings, the Group uses instruments with the following nominal values as of the balance sheet date:

•	Year ended March 31, 2007

In € millions	Nominal	Maturity below 1 year	Maturity between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
Operations qualified as cash flow hedging
Interest rate swaps	3 749	330	467	421	280	261	1 990	38

Operations qualified as fair value hedging
Interest rate swaps	1 349	160	538	118	182	190	161	(82)
Others	1	1	-	-	-	-	-	-

Operations qualified as trading activities	915	424	153	67	13	15	243	40
TOTAL	6 014	915	1 158	606	475	466	2 394	(4)

Mtm* = Marked-to-market : fair value

•	Year ended March 31, 2006

In € millions	Nominal	Maturity below 1 year	Maturity between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
Operations qualified as cash flow hedging
Interest rate swaps	3 742	491	340	494	279	238	1 900	-

Operations qualified as fair value hedging
Interest rate swaps	2 082	356	476	359	276	205	410	59

Operations qualified as trading activities	641	87	25	167	68	14	280	40
TOTAL	6 465	934	841	1 020	623	457	2 590	99

Mtm* = Marked-to-market : fair value

•	As of April 1, 2005 (date of first implementation of IAS 32 and 39)

In € millions	Nominal	Maturity below 1 year	Maturity between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
Operations qualified as cash flow hedging
Interest rate swaps	2 280	352	384	217	377	79	871	(87)
Others	5	2	3	-	-	-	-	-

Operations qualified as fair value hedging
Interest rate swaps	1 780	113	100	375	587	141	464	(15)
Others	3	2	1	-	-	-	-	-

Operations qualified as trading activities
Interest rate swaps	507	10	76	13	146	6	256	46
TOTAL	4 575	479	564	605	1 110	226	1 591	(56)

Mtm* = Marked-to-market : fair value

These instruments have different purposes:

Air France-KLM Group

•	Hedging price risk relating to fixed-rate financial debt:

In contracting a fixed-rate debt, the Group is exposed to an opportunity risk if the rate decreases. Given the current level of market rates compared with the fixed contractual rates on part of its debt, the Group entered into a number of fixed to floating-rate swaps.

•	Hedging of cash-flow risk relating to floating-rate financial debt:

The Group has sought to fix the rate of certain floating-rate loans and has thus entered into a number of floating to fixed-rate swaps.

Based on the hedging arrangements, the Group’s interest rate exposure breaks down as follows:

In € million Year ended March 31,	2007				2006				2005
	Before hedging		after hedging		Before hedging		after hedging		before hedging		after hedging
	Base	Average interest rate	Base	Average interest rate	Base	Average interest rate	Base	Average interest rate	Base	Average interest rate	Base	Average interest rate
Fixed-rate financial assets and liabilities
Fixed-rate financial assets	1 855	4.5%	1 861	4.5%	770	6.7%	770	6.7%	930	6.0%	930	6.0%

Repackaged perpetual loans	36	10.3%	36	10.3%	147	10.1%	147	10.1%	175	10.1%	175	10.1%
Perpetual subordinated loans	448	4.9%	492	4.9%	491	4.4%	491	4.4%	495	4.8%	495	4.8%
OCEANE (convertible bond)	386	2.8%	386	4.2%	382	4.4%	382	4.4%	-	-	-	-
Bonds	550	4.8%	550	4.8%	-	-	-	-	-	-	-	-
Other financial debts	2 534	6.6%	4 920	4.6%	3 175	6.5%	5 221	4.8%	3 919	6.0%	4 957	4.8%
Cross currency interest rate swap	-	-	(155)	-	-	-	-	-	-	-	-	-
Fixed-rate financial liabilities	3 954	5.9%	6 229	4.6%	4 195	6.2%	6 241	4.9%	4 589	6.0%	5 627	6.0%

Floating-rate financial assets and liabilities
Floating-rate financial assets	3 427	5.5%	3 420	5.7%	3 967	2.8%	3 967	2.8%	2 366	2.3%	2 366	2.3%

Repackaged perpetual loans	85	4.1%	85	4.1%	-	-	-	-	-	-	-	-
Perpetual subordinated loans	15	4.1%	15	4.1%	-	-	-	-	-	-	-	-
Other financial debts	4 463	4.1%	2 188	4.2%	4 891	3.0%	2 845	3.0%	4 344	2.9%	3 306	2.8%
Bank overdraft	133	-	133	-	102	-	102	-	262	-	262	-
Floating-rate financial liabilities	4 696	4.1%	2 421	4.2%	4 993	3.0%	2 947	3.0%	4 606	2.9%	3 568	2.8%

Exposure to exchange rate risk

Current operations:

Although the Group’s reporting currency is the euro, part of its cash flow is denominated in other currencies, such as the US dollar, the yen, the pound sterling and the Swiss franc. Commercial activities also generate and incur income and expenses in foreign currencies. The Group’s policy is to hedge against exchange risks related to forecast cash surpluses or shortfalls in each of the principal currencies (US dollar, yen, non-euro European currencies). Hedging is achieved through forward sales or purchase contracts and/or option-based strategies.

Acquisition of flight equipment:

Capital expenditure for flight equipment is denominated in US dollars. The Group hedges on the basis of projected fluctuations in the US dollar exchange rate via forward sales and purchases and/or option-based strategies.

Long-term debt and capital leases:

A number of loans are denominated in foreign currencies so as to diversify sources of funding and take into account cash surpluses generated in various currencies. In order to hedge against the risk of exchange rate fluctuations on debt and capital leases, currency rate swaps are used. This is a micro-hedging mechanism matched specifically to the borrowing to which it relates.

Air France-KLM Group

Nominal amounts of forward currency hedges and swaps are shown below, based on the nature of the hedging instrument:

•	Year ended March 31, 2007

In € millions	Nominal	Maturity below 1 year	Maturities between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
Exchange risk (cash flow hedging of operating flows)	2 791	2 274	281	81	49	65	41	4

Exchange rate options
US Dollar	1 300	1 098	202	-	-	-	-	(13)
Pound sterling	160	160	-	-	-	-	-	2
Yen	56	53	3	-	-	-	-	2
Forward purchases
US Dollar	558	348	48	44	45	41	32	(15)
Forward sales
US Dollar
Euro	88	41	14	33	-	-	-	2
Yen	19	19	-	-	-	-	-	2
Pound sterling	262	262	-	-	-	-	-	2
Swiss franc	35	35	-	-	-	-	-	-
Singapore Dollar	12	12	-	-	-	-	-	-
Norwegian Krone	102	102	-	-	-	-	-	-
Czech Krone	12	12	-	-	-	-	-	-
Swedish Krona	61	61	-	-	-	-	-	1
Polish New Zloty	8	8	-	-	-	-	-	-
Korean Won	26	26	-	-	-	-	-	-
Others
Euro	69	14	14	4	4	24	9	(2)
US Dollar	23	23	-	-	-	-	-	23
Exchange risk (Fair value hedging of flight equipment acquisition)	2 496	749	561	641	315	83	147	(139)

Forward purchases
US Dollar	2 446	725	548	628	315	83	147	(139)
Pound sterling	32	6	13	13	-	-	-	-
Yen	4	4	-	-	-	-	-	-
Exchange rate options of US Dollar	14	14	-	-	-	-	-	-

Exchange risk (trading)	21	21	-	-	-	-	-	-
Forward purchases of US Dollar	21	21	-	-	-	-	-	-
Total	5 308	3 044	842	722	364	148	188	(135)

* Mtm = Marked-to-market : fair value

•	Year ended March 31, 2006

In € millions	Nominal	Maturity below 1 year	Maturities between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
Exchange risk (cash flow hedging of operating flows)	2 092	1 907	76	26	15	15	53	23

Exchange rate options
US Dollar	736	700	36	-	-	-	-	(1)
Pound sterling	105	92	13	-	-	-	-	2
Yen	78	78	-	-	-	-	-	7
Canadian dollar	11	11	-	-	-	-	-	(1)
Other	41	-	12	12	1	1	15	-
Forward purchases
US Dollar	617	522	15	14	14	14	38	11
Forward sales
US Dollar	2	2	-	-	-	-	-	-
Yen	69	69	-	-	-	-	-	3
Pound sterling	177	177	-	-	-	-	-	3
Swiss franc	36	36	-	-	-	-	-	1
Singapore Dollar	30	30	-	-	-	-	-	(1)
Norwegian Krone	87	87	-	-	-	-	-	-
Swedish Krona	61	61	-	-	-	-	-	-
Polish New Zloty	9	9	-	-	-	-	-	-
Korean Won	33	33	-	-	-	-	-	(1)

Exchange risk (Fair value hedging of flight equipment acquisition)	2 746	849	800	628	400	62	7	(41)

Forward purchases of US dollars	2 746	849	800	628	400	62	7	(41)
Total	4 838	2 756	876	654	415	77	60	(18)

* Mtm = Marked-to-market : fair value

Air France-KLM Group

•	As of April 1, 2005 (date of first application of IAS 32 and 39)

In € millions	Nominal	Maturity below 1 year	Maturities between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
Exchange risk (cash flow hedging of operating flows)	2 067	1 929	138	-	-	-	-	1

Exchange rate options
US Dollar	651	651	-	-	-	-	-	(9)
Pound sterling	66	66	-	-	-	-	-	-
Yen	60	44	16	-	-	-	-	10
Swiss franc	22	22	-	-	-	-	-	1
Forward purchases
US Dollar	621	499	122	-	-	-	-	(2)
Forward sales
Yen	93	93	-	-	-	-	-	2
Pound sterling	321	321	-	-	-	-	-	(1)
Swiss franc	40	40	-	-	-	-	-	-
Singapore Dollar	28	28	-	-	-	-	-	-
Norwegian Krone	87	87	-	-	-	-	-	-
Swedish Krona	70	70	-	-	-	-	-	-
Polish New Zloty	8	8	-	-	-	-	-	-

Exchange risk (Fair value hedging of flight equipment acquisition)	2 079	882	372	365	337	123	-	(224)

Forward purchases of US dollars	1 850	653	372	365	337	123	-	(215)
Forward sales of US dollars	11	11	-	-	-	-	-	-
Exchange rate options of US dollars	218	218	-	-	-	-	-	(9)
Total	4 146	2 811	510	365	337	123	-	(223)

* Mtm = Marked-to-market : fair value

Air France-KLM Group

Commodity risk linked to fuel prices

In the normal course of its business, the Group conducts transactions on petroleum product markets in order to effectively manage the risks related to its purchases of fuel.

The nominal amounts of the Group’s commitments on the crude and refined oil markets are shown below :

•	Year ended March 31, 2007

In € millions	Nominal	Maturity below 1 year	Maturities between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
Commodity risk (cash flow hedging operating flows)	6 338	3 105	1 760	902	569	2	-	716

Swap	2 624	1 352	581	574	115	2	-	366
Options	3 714	1 753	1 179	328	454	-	-	350

*	Mtm = Marked-to-market : fair value

•	Year ended March 31, 2006

In € millions	Nominal	Maturity below 1 year	Maturities between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
Commodity risk (cash flow hedging operating flows)	5 548	2 854	1 120	1 042	532	-	-	1 540

Swap	3 194	1 415	902	432	445	-	-	637
Options	2 354	1 439	218	610	87	-	-	903

*	Mtm = Marked-to-market : fair value

•	As of April 1, 2005 (date of first application of IAS 32 and 39)

In € millions	Nominal	Maturity below 1 year	Maturities between 1 and 5 years					Mtm*
			1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years
Commodity risk (cash flow hedging operating flows)	4 575	2 274	1 291	605	405	-	-	1 175

Swap	1 772	1 037	454	155	126	-	-	108
Options	2 803	1 237	837	450	279	-	-	1 067

*	Mtm = Marked-to-market : fair value

Counterparty risk management

Transactions which can lead to counterparty risk for the Group are as follows:

-	temporary financial investments;
-	derivative instruments;
-	trade receivables.

•	Financial investments are diversified, in blue-chip securities with top tier banks.
•

Group transactions on derivative instruments have the sole aim of reducing its overall exposure to exchange and interest rate risks in its normal course of business. Such transactions are limited to organized markets or over-the-counter transactions with first-class counterparties with no counterparty risk.

•	Counterpart risk relating to trade receivables is limited due to the large number and geographical diversity of customers comprising the trade receivables portfolio.

At March 31, 2007 as in the years to March 31, 2006 and 2005 the Group did not identify any significant counterparty risk.

Air France-KLM Group

32.2. Market value of financial instruments

Market values are estimated for most of the Group’s financial instruments using a variety of valuation methods, such as discounted future cash flows. However, the methods and assumptions used to provide the information set out below are theoretical in nature. They bear the following inherent limitations:

•	Market values cannot take into consideration the effect of subsequent fluctuations in interest or exchange rates,
•	Estimated amounts as of March 31, 2007, 2006 and 2005 are not indicative of gains and/or losses arising upon maturity or in the event of cancellation of a financial instrument.

The application of alternative methods and assumptions may, therefore, have a significant impact on the estimated market values.

The methods used are as follows:

•	Cash, trade receivables, other receivables, short-term bank facilities, trade payable and other payables :

The Group believes that, due to their short-term nature, net book value can be deemed a reasonable approximation of market value.

•	Marketable securities, investments and other securities:

The market value of securities is determined based mainly on the market price or the prices available on other similar securities. Where no comparable exists, the Group uses their book value, which is deemed a reasonable approximation of market value in this instance.

•	Borrowings, other financial debts and loans:

Floating-rate loans and financial debts are recorded at net book value.

The market value of fixed-rate loans and financial debts is determined based on discounted future cash flows at market interest rates for instruments with similar features.

•	Off balance-sheet instruments:

The market value of off-balance-sheet instruments corresponds to the amounts payable or receivable were the positions to be closed out as of March 31, 2007, 2006 and 2005 calculated using the year-end market rate.

Market values calculated in this way are shown in the table below :

In € millions	March 31, 2007		March 31, 2006		April 1, 2005 (date of first adoption of IAS 32 and 39)
	Net book value	Estimated market value	Net book value	Estimated market value	Net book value	Estimated market value
Financial assets
Investment securities	73	73	69	69	56	56
Loans
fixed-rate	329	346	351	362	890	887
floating-rate	126	126	151	151	81	81
Marketable securities	3 788	3 788	3 587	3 587	2 216	2 216
Interest rate derivative instruments
Interest rate swaps	156	156	220	220	188	188
Exchange rate derivative instruments exchange rate options	15	15	21	21	11	11
forward currency contracts	16	16	54	54	29	29
Currency swap	23	23
Commodity derivative instruments
Petroleum swaps and options	836	836	1 700	1 700	1 337	1 337

Financial liabilities
Bonds (*)
Fixed-rate	936	856	382	548	-	-
Perpetual subordinated loans	584	584	638	633	670	649
Other borrowings and financial debt
Fixed-rate	2 534	2 549	3 175	3 182	3 919	4 146
variable-rate	4 368	4 368	4 891	4 891	4 344	4 344
Interest rate derivative instruments
Interest rate swaps	159	159	121	121	244	244
Exchange derivative instruments
Exchange rate options	24	24	15	15	18	18
forward currency contracts	163	163	78	78	245	245
Currency swap	1	1	-	-	-	-
Commodity derivative instruments
Petroleum swaps and options	120	120	160	160	162	162

Air France-KLM Group

(*) the fixed rate bonds comprise the OCEANE (convertible bonds) issued in April 2005, as well as the new € 550 million bond issued in September 2006 by Air France.

OCEANE: The market value of € 368 million, was determined based on the bond’s market price as of March 31, 2007. This market value includes the fair value of the debt component (amount of € 386 million in the financial statements as of March 31, 2007) as well as the fair value of the conversion option recorded in equity for € 64 million.

New bond: Air France issued a new bond in September 2006 for € 550 million with a 4.75% interest rate. The bond matures on January 22, 2014 and the market value is € 552 million.

Air France-KLM Group

33. LEASE COMMITMENTS

33.1. Capital leases

The debt related to capital leases is detailed in note 30.

33.2. Operating leases

The minimum future payments on operating leases are as follows:

In € millions Year ended March 31,	Minimum lease payments
	2007	2006	2005
Flight equipment
due dates
N+1	637	645	631
N+2	555	580	531
N+3	427	457	438
N+4	369	354	345
N+5	282	298	256
Over 5 years	516	613	573
	2 786	2 947	2 774
Buildings due dates
N+1	146	106	144
N+2	130	102	119
N+3	118	90	107
N+4	102	79	88
N+5	95	67	73
Over 5 years	654	592	633
	1 245	1 036	1 164

The expense relating to operating leases for flight equipment amounted to € 600 million for the year ended March 31, 2007, to € 637 million for the year ended March 31, 2006 and to € 595 million for the year ended March 31, 2005.

The Group may sub-lease flight equipment and buildings. The revenue generated by this activity is not significant for the Group.

34. FLIGHT EQUIPMENT ORDERS

Due dates for commitments in respect of flight equipment orders are as follows :

In € millions Year ended March 31,	2007	2006	2005
N+1	870	989	1 157
N+2	571	951	608
N+3	688	731	422
N+4	416	545	537
N+5	287	137	121
> 5 years	-	135	117
Total	2 832	3 488	2 962

Air France-KLM Group

These commitments relate to amounts in US dollars, converted into euros at the closing date exchange rate.

The number of aircraft on firm order as of March 31, 2007 fell by one unit compared with March 31, 2006 to 47 units. The number of options decreased by one unit over the same period to reach 34 aircraft. These movements can be explained by:

-	the delivery of seventeen aircraft over the period;
-	new orders: eleven firm orders and twelve options;
-	the conversion of eleven options into firm orders, and the cancellation of two options;
-	the change in the financing of the Embraer order involving a six unit reduction in the backlog.

Furthermore, in early October, Airbus signalled a significant change in the scheduled A380-800 deliveries to the Group, the first deliveries being postponed from summer 2008 to summer 2009.

Long-haul fleet

Passenger

The Group took delivery of three Airbus A330s and seven Boeing B777. As far as the Boeing B777s are concerned, it also confirmed two options and took out a further two options.

As of March 31, 2007, the Group’s backlog for the long-haul fleet comprised firm orders for ten Airbus A380s and eleven Boeing B777s, as well as options on four Airbus A380s and eight Boeing B777s.

Cargo

The Group has an outstanding order with Boeing for eight B777Fs (five firm orders and three options), the new cargo unit based on the B777-200LR and the B777-300ER. The first deliveries will begin during the winter of 2008-2009.

Medium-haul fleet

The Group took delivery of six Airbus A318s, and one Boeing B737. As far as the Boeing B737 is concerned, it placed a new firm order for nine aircraft and confirmed two options. Additionally, two options were cancelled : one for an Airbus A318 and one for an Airbus A320.

As of March 31, 2007, the Group’s backlog comprised ten Boeing B737s under firm order as well as eight Boeing B737s and three Airbus A318s under option.

Regional fleet

The Group placed an order with Canadair for three CRJ700s and 16 CRJ1000s (eight firm orders and eight options). The order for six Embraer ERJ 190s does not appear because of the change in the financing terms for these aircraft.

Air France-KLM Group

The Group’s commitments concern the following aircraft:

Aircraft type		To be delivered in	N+1	N+2	N+3	N+4	N+5	Beyond N+5
A318	As of March 31, 2007	Firm orders Options	- -	- 2	- 1	- -	- -	- -
	As of March 31, 2006	Firm orders Options	6 -	- 1	- 2	- 1	- -	- -
	As of March 31, 2005	Firm orders Options	3 -	3 5	- 2	- -	- -	- -

A319	As of March 31, 2007	Firm orders Options	- -	- -	- -	- -	- -	- -
	As of March 31, 2006	Firm orders Options	- -	- -	- -	- -	- -	- -
	As of March 31, 2005	Firm orders Options	2 -	- -	- -	- -	- -	- -

A320	As of March 31, 2007	Firm orders Options	- -	- -	- -	- -	- -	- -
	As of March 31, 2006	Firm orders Options	- -	- 1	- -	- -	- -	- -
	As of March 31, 2005	Firm orders Options	- -	- 2	- 1	- -	- -	- -

A330	As of March 31, 2007	Firm orders Options	- -	- -	- -	- -	- -	- -
	As of March 31, 2006	Firm orders Options	3 -	- -	- -	- -	- -	- -
	As of March 31, 2005	Firm orders Options	6 -	2 -	- 1	- -	- -	- -

A380	As of March 31, 2007	Firm orders Options	- -	- -	5 -	3 1	2 2	- 1
	As of March 31, 2006	Firm orders Options	- -	2 -	3 -	3 -	1 1	1 3
	As of March 31, 2005	Firm orders Options	- -	- -	3 -	5 1	1 1	1 2

B737	As of March 31, 2007	Firm orders Options	4 -	6 2	- 5	- 1	- -	- -
	As of March 31, 2006	Firm orders Options	1 -	1 2	- 9	- 4	- -	- -
	As of March 31, 2005	Firm orders Options	1 -	- 2	- 4	- 4	- 1	- -

B747	As of March 31, 2007	Firm orders Options	- -	- -	- -	- -	- -	- -
	As of March 31, 2006	Firm orders Options	- -	- -	- -	- -	- -	- -
	As of March 31, 2005	Firm orders Options	1 -	- -	- -	- -	- -	- -

B777	As of March 31, 2007	Firm orders Options	6 -	4 -	1 5	- 3	- -	- -
	As of March 31, 2006	Firm orders Options	7 -	6 -	1 1	2 4	- 3	- -
	As of March 31, 2005	Firm orders Options	5 -	5 -	2 2	- 4	- -	- -

B777 F	As of March 31, 2007	Firm orders Options	- -	3 -	2 1	- 2	- -	- -
	As of March 31, 2006	Firm orders Options	- -	- -	3 -	2 1	- 2	- -
	As of March 31, 2005	Firm orders Options	- -	- -	- -	- -	- -	- -

Embraer	As of March 31, 2007	Firm orders Options	- -	- -	- -	- -	- -	- -
	As of March 31, 2006	Firm orders Options	3 -	3 -	- -	- -	- -	- -
	As of March 31, 2005	Firm orders Options	5 -	2 -	- -	- -	- -	- -

CRJ 700	As of March 31, 2007	Firm orders Options	3 -	- -	- -	- -	- -	- -
	As of March 31, 2006	Firm orders Options	- -	- -	- -	- -	- -	- -
	As of March 31, 2005	Firm orders Options	1 -	- -	- -	- -	- -	- -

CRJ 1000	As of March 31, 2007	Firm orders Options	- -	- -	1 -	4 -	3 -	- 8
	As of March 31, 2006	Firm orders Options	- -	- -	- -	- -	- -	- -
	As of March 31, 2005	Firm orders Options	- -	- -	- -	- -	- -	- -

Air France-KLM Group

35. OTHER COMMITMENTS

35.1. Commitments made

In € millions Year ended March 31,	2007	2006	2005

Call on investment securities	3	3	23
Put on investment securities	(6)	(3)	(2)

Warranties, sureties and guarantees	109	98	105
Mortgaged or secured assets	5 997	7 572	7 593

Other purchase commitments	73	187	167

The restrictions and pledges as of March 31, 2007 were as follows:

In € millions	Starting date of pledge	End of pledge	Amount pledged	NBV of balance sheet entry concerned	Corresponding %

Intangible assets				424
Tangible assets	March 98	October 2019	5 657	13 558	41.72%
Financial assets	May 92	October 2019	615	1 784	34.47%

			6 272	15 766	39.78%

35.2. Commitments received

In € millions Year ended March 31,	2007	2006	2005

Warranties, sureties and guarantees	245	198	145
Other	83	133	3

Warranties, sureties and guarantees are principally comprised of letters of credit from financial institutions.

Air France-KLM Group

36. Related parties

36.1. Transactions with the principal executives

Directors and their relatives hold less than 0.05% of the voting rights.

Advantages granted to the three principal executives are detailed as follows:

In € millions Year ended March 31,	2007	2006	2005

Short term benefits	3.4	2.9	2.2
Post employment benefits	5.0	1.6	3.7
	8.4	4.5	5.9

Fees paid during the year ended March 31, 2007 but concerning the year ended March 31, 2006, for attendance at Board meetings amounted to € 0.4 million.

36.2. Transactions with other related parties

Cumulated amounts of transactions with related parties for the financial years ended March 31, 2007, 2006 and 2005 are as follows:

In € millions Year ended March 31,	2007	2006	2005

Assets
Net trade accounts receivable	130	114	90
Other current assets	2	-	-
Other non-current assets	10	8	14
	142	122	104

Liabilities
Trade accounts payable	61	128	120
Other current liabilities	49	-	32
Other long-term liabilities	82	93	92
	192	221	244

In € millions Year ended March 31,	2007	2006	2005

Net sales	291	281	394
Landing fees and other rents	(553)	(571)	(570)
Other selling expenses	(214)	(209)	(268)
Passenger service	(87)	(91)	(37)
Other	(21)	(19)	(16)
	(584)	(609)	(497)

As a part of its normal business, the Group enters into transactions with related parties among which transactions with state-owned and governmental entities such as the Defense Ministry, the Paris Airport Authority (“Aéroports de Paris”, or “ADP”) and the French civil aviation regulator (“DGAC”). Air France-

Air France-KLM Group

KLM considers that such transactions are concluded on terms equivalent to those of transactions with third parties. The most significant transactions are described below:

Aéroport De Paris (ADP)

•	Land and property rental agreements,
•	Airport and passenger related fee arrangements

In addition, ADP collects airport landing fees on behalf of the French State.

Total expenses incurred by the Group in connection with the above mentioned arrangements amounted to € 524 million, € 500 million and € 446 million for the periods ended March 31, 2007, 2006 and 2005.

Defense Ministry

Air France-KLM has entered into contracts with the French Defense Ministry to maintain certain aircraft of the French Air Force. The net revenue derived from such arrangements amounted to € 125 million for the year ended March 31, 2007, € 110 million for the year ended March 31, 2006, and € 139 million for the year ended March 31, 2005.

DGAC

The civil aviation regulator is the French State service organization which manages security and safety in French air space. As a result, the DGAC charges fees to Air France-KLM for the use of installations and services amounting to € 106 million for the year ended March 31,2007, € 98 million for the year ended March 31, 2006, and € 112 million for the year ended March 31, 2005.

Transactions with equity affiliates

During the financial year, Air France-KLM executed transactions with equity affiliates. The principal transaction concerned Amadeus GTD (xhich became WAM Acquisition). For the year ended March 31, 2007, total transactions with Amadeus GTD amounted to a gain of € 69 million compared with € 68 million for the year ended March 31,2006 and € 100 million for the year ended March 31, 2005 and a charge of € 189 million compared with € 177 million for the year ended March 31, 2006 and € 226 million for the year ended March 31, 2005. The Group also conducted business with Martinair, with revenues amounting to € 33 million for the year ended March 31, 2007, € 26 million for the year ended March 31, 2006 and € 60 million for the year ended March 31, 2005. Moreover, the Group contracted Martinair’s services whose total cost amounted to € 28 million for the year ended March 31, 2007, € 35 million for the year ended March 31, 2006 and € 70 million for the year ended March 31, 2005.

During the period, Air France-KLM executed transactions with the other equity affiliates, including Heathrow Cargo Handling, Alpha Airport Plc and Air Chef. Total transactions realized with these equity affiliates were not significant for the periods ended March 31, 2007, 2006 and 2005.

37. CASH FLOW STATEMENT

37.1. Acquisition of subsidiaries and investments in associates

Net cash disbursements related to acquisition of subsidiaries and investments in associates were as follows:

In € millions Year ended March 31,	2007	2006	2005

Cash disbursement for acquisitions	(25)	(58)	(69)
Cash from acquired subsidiaries	-	-	575
Net cash disbursement	(25)	(58)	506

Air France-KLM Group

•	Year ended March 31, 2007

The cash disbursement relating to acquisitions corresponds mainly to the purchase of 2% of Club Med for € 17 million.

•	Year ended March 31, 2006

The cash disbursement relating to acquisitions corresponds mainly to the subscription to the Alitalia capital increase amounting to € 25 million, the acquisition of KLM’s shares for a total of € 13 million, to the acquisition of shares in Aero Maintenance Group (AMG) for an amount of € 12 million and of Airlinair shares for an amount of € 4 million.

•	Year ended March 31, 2005

The acquisition of subsidiaries and stakes mainly corresponds to KLM’s cash at the acquisition date for an amount of € 575 million and the acquisition of treasury shares for an amount of € 32 million. Additional shares were purchased in Servair and Air Chef for respective amounts of € 3 million and € 4 million.

37.2. Disposal of subsidiaries

Net proceeds from the disposal of subsidiaries can be analysed as follows:

In € millions Year ended March 31,	2007	2006	2005

Proceeds from disposals	43	35	109
Cash of disposed subsidiaries	-	-	-
Net proceeds from disposals	43	35	109

•	Year ended March 31, 2007

Net proceeds from disposals mainly correspond to the sale of treasury shares for € 30 million.

•	Year ended March 31, 2006

Net proceeds from disposals mainly correspond to the sale of treasury shares for € 22 million and to the sale of Air Austral shares for € 9 million.

•	Year ended March 31, 2005

Net proceeds from disposals mainly correspond to the sale of the holding in Amadeus France for a total amount of € 91 million, to capital stock reimbursement by Opodo (€ 4 million).

37.3. Non cash transactions

During the year ended March 31, 2007, the Group exchanged land located close to Schiphol (Netherlands) for shares in Schiphol Logistics Park CV. The valuation of the land and of the shares amounted to € 24 million. The entity Schiphol Logistics Park CV is equity accounted. Neither the disposal of the land nor the acquisition of Schiphol Logistics Park CV shares has an impact in the cash flow statement.

During the year ended March 31, 2006, there was no significant non-cash transaction.

During the year ended March 31, 2005, there was no significant non-cash transaction.

Air France-KLM Group

38. SUBSEQUENT EVENTS

There has been no significant event subsequent to year end.

39. RECENT ACCOUNTING PRONOUNCEMENTS

New standards, interpretations and amendments to existing standards, effective for periods beginning on or after January 1, 2007, were not adopted early by the Group for the preparation of these consolidated financial statements. The Group is currently studying the impact of their implementation on the consolidated accounts. This analysis is not expected to result in any significant impacts.

•	the amendment to IAS 1 related to disclosures on capital, effective for periods beginning on or after January 1, 2007;
•	the standard IFRS 7 “Financial Instruments: Disclosures”, effective for periods beginning on or after January 1, 2007;
•	the standard IFRS 8 “Operating Segments”, effective for periods beginning on or after January 1, 2009;
•	the interpretation IFRIC 8 “Scope of IFRS2”, effective for periods beginning on or after May 1, 2006;
•	the interpretation IFRIC 9 “Reassessment of embedded derivatives”, effective for periods beginning on or after June 1, 2006;
•	the interpretation IFRIC 10 “Interim financial reporting and impairment”, effective for periods beginning on or after November 1, 2006;
•	the interpretation IFRIC 11 “IFRS2-Group and treasury shares transactions”, effective for periods beginning on or after March 1, 2007.
•	the interpretation IFRIC 12 “Service concession arrangements”, effective for periods beginning on or after January 1, 2008.

Standard IFRS 8, as well as interpretations IFRIC 10, IFRIC 11 and IFRIC 12 have not yet been adopted by the European Union.

Other new standards, interpretations and amendments to existing standards are not applicable to the Group.

40. COMPARATIVE FIGURES

Certain amounts relating to prior years have been reclassified to conform with the presentation of this year’s financial statements. This reclassification had no impact on previously reported net income or stockholders’ equity.

Following additional analysis on provisions for restitution for the year ended March 31, 2006, an sum of € 37 million, corresponding to use of the provision, has been reclassified from “aircraft maintenance costs”, where the amount had been inappropriately recorded, to “Provisions”. This reclassification has an impact on the presentation of the consolidated income statement, on the consolidated cash flow statement, on external charges (note 6), on amortization, depreciation and provisions (note 8) and on provisions and retirement benefits (note 29).

Furthermore, following the harmonization of the allocation of the fuel surcharges within the Group, the figures disclosed for the year ended March 31, 2006 regarding traffic sales by geographical area (note 5.2) have been modified.

Air France-KLM Group

41. CONSOLIDATION SCOPE AS OF MARCH 31, 2007

The scope includes 149 fully consolidated entities and 30 equity affiliates

41.1. Consolidated entities

Entity	Segment	% interest	% control

AIR FRANCE SA	Multisegment	100	100
KLM N.V.	Multisegment	97	49
AIR FRANCE SERVICES LTD	Passenger	100	100
BRIT AIR	Passenger	100	100
CITY JET	Passenger	100	100
CYGNIFIC (UK) LIMITED	Passenger	97	49
CYGNIFIC B.V.	Passenger	97	49
FREQUENCE PLUS SERVICES	Passenger	100	100
IAS ASIA INCORPORATED	Passenger	97	49
IASA INCORPORATED	Passenger	97	49
ICARE	Passenger	100	100
INTERNATIONAL AIRLINE SERVICES EUROPE LIMITED	Passenger	97	49
INTERNATIONAL AIRLINE SERVICES LIMITED	Passenger	97	49
INTERNATIONAL AIRLINE SERVICES OFFSHORE LIMITED	Passenger	97	49
INTERNATIONAL MARINE AIRLINE SERVICES LIMITED	Passenger	97	49
INTERNATIONAL MARINE AIRLINE SERVICES LIMITED LIABILITY COMPANY	Passenger	97	49
KLM CITYHOPPER B.V.	Passenger	97	49
KLM CITYHOPPER UK LTD	Passenger	97	49
KLM GROUND SERVICES LIMITED	Passenger	97	49
KLM LUCHTVAARTSCHOOL B.V.	Passenger	97	49
LYON MAINTENANCE	Passenger	100	100
REGIONAL COMPAGNIE AERIENNE EUROPEENNE	Passenger	100	100
SOCIETE D’EXPLOITATION AERONAUTIQUE	Passenger	100	100
Stichting Studentenhuisvesting Vliegveld Eelde	Passenger	97	49
BLUE CROWN B.V.	Cargo	97	49
CSC INDIA	Cargo	97	49
MEXICO CARGO HANDLING	Cargo	100	100
ROAD FEEDER MANAGEMENT B.V.	Cargo	97	49
SODEXI	Cargo	60	60
AIR FRANCE INDUSTRIE US	Maintenance	100	100
CRMA	Maintenance	100	100
EUROPEAN PNEUMATIC COMPONENT OVERHAUL AND REPAIR (EPCOR) B.V.	Maintenance	97	49
GUANGZHOU HANGXIN AVIONICS CO. LTD	Maintenance	41	80
HANGXIN HITECH RESOURCES HOLDING LTD	Maintenance	41	80
HARBIN HANGXIN AVIONICS CO. LTD	Maintenance	41	80
KLM UK ENGINEERING LIMITED	Maintenance	97	49
REENTON DEVELOPMENT LIMITED	Maintenance	51	51
SHANGHAI HANGXIN AERO MECHANICS CO. LTD	Maintenance	41	80
ACNA	Other	98	100
ACSAIR	Other	50	51
AEROFORM	Other	98	100
AEROSUR	Other	98	100
AFRIQUE CATERING	Other	50	51

Air France-KLM Group

Entity	Segment	% interest	% control

AIR FRANCE FINANCE	Other	100	100
AIR FRANCE FINANCE IRELAND	Other	100	100
AIR FRANCE PARTNAIRS LEASING NV	Other	45	45
AIR UK (Jersey) LIMITED	Other	97	49
AIR UK LEASING LIMITED	Other	97	49
AIRCRAFT MAINTENANCE AMSTERDAM B.V.	Other	97	49
AIRGO B.V.	Other	97	49
AIRPORT MEDICAL SERVICES B.V.	Other	78	49
ALL AFRICA AIRWAYS	Other	80	80
AMA HOLDING B.V.	Other	97	49
AMSTERDAM SCHIPOL PIJPLEIDING BEHEER B.V.	Other	58	49
AMSTERDAM SCHIPOL PIJPLEIDING C.V.	Other	70	49
AQUILA INVEST B.V.	Other	97	49
BASE HANDLING	Other	98	100
BLUE YONDER II B.V.	Other	97	49
BLUE YONDER IX B.V.	Other	97	49
BLUE YONDER X B.V.	Other	97	49
BLUE YONDER XI B.V.	Other	97	49
BLUE YONDER XII B.V.	Other	97	49
BLUE YONDER XIII B.V.	Other	97	49
BLUE YONDER XIV B.V.	Other	97	49
BRUNEAU PEGORIER	Other	98	100
CARI	Other	98	100
CATERING FDF	Other	50	51
CATERING PTP	Other	50	51
CELL K16 INSURANCE COMPANY	Other	97	0
CENTRE DE PRODUCTION ALIMENTAIRE	Other	98	100
CULIN’AIR PARIS	Other	55	56
DAKAR CATERING	Other	49	50
ETS Equipment Techno Services	Other	97	49
EUROPEAN CATERING SERVICES	Other	98	100
GIE JEAN BART	Other	10	10
GIE SERVCENTER	Other	98	100
GIE SURCOUF	Other	100	100
HEESWIJK HOLDING B.V.	Other	97	49
JET CHEF	Other	98	100
KES AIRPORT EQUIPMENT FUELLING B.V.	Other	97	49
KES AIRPORT EQUIPMENT LEASING B.V.	Other	97	49
KLEUR INVEST B.V.	Other	97	49
KLM AIRLINE CHARTER B.V.	Other	97	49
KLM CATERING SERVICES SCHIPOL B.V.	Other	97	49
KLM EQUIPMENT SERVICES B.V.	Other	97	49
KLM FINANCIAL SERVICES B.V.	Other	97	49
KLM FLIGHT CREW SERVICES GMBH	Other	97	49
KLM HEALTH SERVICES B.V.	Other	97	49
KLM INTERNATIONAL CHARTER B.V.	Other	97	49
KLM INTERNATIONAL FINANCE COMPANY B.V.	Other	97	49
KLM OLIEMAATSCHAPPIJ B.V.	Other	97	49
KLM UK HOLDINGS LIMITED	Other	97	49
KLM UK LIMITED	Other	97	49
KROONDUIF B.V.	Other	97	49
LYON AIR TRAITEUR	Other	98	100
MALI CATERING	Other	70	99
MANAGEMENT MAATSCHAPPIJ B.V.	Other	97	49

Air France-KLM Group

Entity	Segment	% interest	% control

MARTINIQUE CATERING	Other	91	93
MAURITANIE CATERING	Other	25	51
OCCABOT BEHEER B.V.	Other	97	49
O’FIONNAGAIN HOLDING COMPANY LIMITED	Other	100	100
ORION-STAETE B.V.	Other	97	49
ORLY AIR TRAITEUR	Other	98	100
OUAGADOUGOU CATERING SERVICES	Other	98	100
PASSERELLE	Other	98	100
PELICAN	Other	100	100
PHK FREIGHT SERVICES B.V.	Other	97	49
PMAIR	Other	50	51
PRESTAIR	Other	98	100
PYRHELIO-STAETE B.V.	Other	97	49
QUASAR-STAETE B.V.	Other	97	49
RIGEL-STAETE B.V.	Other	97	49
ROSC LIMITED	Other	97	49
SAVEUR DU CIEL	Other	98	100
SERVAIR (Cie d’exploitation des services auxiliaires aériens)	Other	98	98
SERVAIR SATS	Other	50	51
SERVANTAGE	Other	98	100
SERVCLEANING	Other	98	100
SERVLING	Other	98	100
SKYCHEF	Other	54	55
SKYLOGISTIC	Other	98	100
SOCIETE IMMOBILIERE AEROPORTUAIRE	Other	98	100
SOGRI	Other	95	97
SORI	Other	49	50
SPECIAL MEALS CATERING	Other	98	100
SPICA-STAETE B.V.	Other	97	49
TAKEOFF 1 LIMITED	Other	100	100
TAKEOFF 10 LIMITED	Other	100	100
TAKEOFF 11 LIMITED	Other	100	100
TAKEOFF 12 LIMITED	Other	100	100
TAKEOFF 13 LIMITED	Other	100	100
TAKEOFF 14 LIMITED	Other	100	100
TAKEOFF 15 LIMITED	Other	100	100
TAKEOFF 16 LIMITED	Other	100	100
TAKEOFF 2 LIMITED	Other	100	100
TAKEOFF 3 LIMITED	Other	100	100
TAKEOFF 4 LIMITED	Other	100	100
TAKEOFF 5 LIMITED	Other	100	100
TAKEOFF 6 LIMITED	Other	100	100
TAKEOFF 7 LIMITED	Other	100	100
TAKEOFF 8 LIMITED	Other	100	100
TAKEOFF 9 LIMITED	Other	100	100
TOULOUSE AIR TRAITEUR	Other	50	51
TRANSAVIA AIRLINES BV	Other	97	49
TRANSAVIA AIRLINES C.V.	Other	97	49
TRANSAVIA France	Other	99	100
TRAVEL INDUSTRY SYSTEMS B.V.	Other	97	49
UILEAG HOLDING COMPANY LIMITED	Other	100	100
WEBLOK B.V.	Other	97	49

Air France-KLM Group

41.2. Equity affiliates

Entity	Segment	% interest	% control

FINANCIERE LMP	Passenger	20	20
SOCIETE NOUVELLE AIR IVOIRE	Passenger	39	49
TEAMTRACKERS SA	Passenger	49	49
TEAMTRACKERS SRO	Passenger	49	49
HEATHROW CARGO HANDLING	Cargo	50	50
AERO MAINTENANCE GROUP	Maintenance	39	39
SHANGDONG XIANGYU AERO-TECHNOLOGY SERVICES LTD	Maintenance	8	20
SINGAPORE HANGXIN AVIATION ENG. PTE	Maintenance	12	30
SPAIRLINERS	Maintenance	50	50
AIR CHEF	Other	49	50
ALPHA AIRPORTS GROUP PLC	Other	26	27
BAAN TARA DEVELOPMENT LTD	Other	97	49
BAAN TARA HOLDING LTD	Other	97	49
FLYING FOOD CATERING	Other	48	49
FLYING FOOD MIAMI	Other	48	49
FLYING FOOD SAN FRANCISCO	Other	43	44
FLYING FOOD SERVICES	Other	48	49
INTERNATIONAL AEROSPACE MANAGEMENT COMPANY S.C.R.L.	Other	19	20
KENYA AIRWAYS LIMITED	Other	25	26
LOGAIR	Other	49	50
LOME CATERING SA	Other	17	35
MACAU CATERING SERVICES	Other	17	34
MARTINAIR HOLLAND N.V.	Other	49	49
PAVILLON D’OC TRAITEUR	Other	34	35
SCHIPOL LOGISTICS PARK CV	Other	51	49
SEREP	Other	38	39
SERVAIR EUREST	Other	34	35
SESAL	Other	39	40
TERMINAL ONE GROUPE ASSOCIATION	Other	25	25
WAM	Other	23	23

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: May 25, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations